SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

EXTRAORDINARY GENERAL MEETING

BR
TQ-68801C
PETROBRAS

PETROBRAS

INDEX

Invitation	2

Call for Meeting	3

Information to Vote	5

Public Power of Attorney Request	6

Items to be discussed in the Extraordinary General Meeting (EGM):

1. Merger of TERMORIO, UTE JUIZ DE FORA and FAFEN ENERGIA into PETROBRAS.	7

Appendix I – Protocols and Justification for the Merger of the companies TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”),  FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) and UTE Bahia I.

9

Appendix II – Appraisal Reports of the companies TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”), FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) and UTE Bahia I.

41

Appendix III – (CVM Ruling No. 481 - Appendix 21) KPMG Proposal for professional service jobs for Merger of TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) e FAFEN ENERGIA S.A. (“FAFEN ENERGIA”).

68

2. Election of member of Board of Directors in compliance to article 150 of Act no. 6.404 of Dec 15,1976 and to article 25 of the Company’s By Laws. The member of the board shall be elected by the minority shareholders, as provided for in article 239 of Act no. 6.404 of Dec 15, 1976 and article 19 of Company’s By-Laws.

117

Invitation

Date: December 19, 2011
Time: 3PM
Address: auditorium of the Company’s head office
at Avenida República do Chile 65, 1st floor, in the city of (RJ)

Agenda items:

Extraodinary General Meeting

I.	Merger of Companies TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) and FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) into Petrobras.

II.

Election of member of Board of Directors in compliance to article 150 of Act no. 6.404 of Dec 15,1976 and to article 25 of the Company’s By Laws. The member of the board shall be elected by the minority shareholders, as provided for in article 239 of Act no. 6.404 of Dec 15, 1976 and article 19 of Company’s By-Laws

Call for Meeting

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the Company’s shareholders to attend to the Extraordinary General Meeting to be held on December 19, 2011 at 03:00 pm, in the auditorium of the Company’s headquarters, at Avenida República do Chile 65, 1º andar, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

I.	Merger of Companies TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) and FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) into Petrobras in order to:

(1)	Approve the Merger and Justification Protocol, executed between FAFEN ENERGIA and Petrobras on November 10, 2011;
(2)	Approve the Merger and Justification Protocol, executed between TERMORIO and Petrobras on October 10, 2011;
(3)	Approve the Merger and Justification Protocol, executed between UTE JUIZ DE FORA and Petrobras on October 10, 2011;
(4)

Confirm the hiring of KPMG Auditores Independentes (Independent Auditors) by Petrobras for the development of Appraisal Reports of Companies FAFEN ENERGIA, TERMORIO and UTE JUIZ DE FORA, according to the provisions of paragraph 1 of article 227 of Act 6.404, of Dec 15, 1976;

(5)	Approve the Appraisal Report developed by KPMG Auditores Independentes (Independent Auditors) at book value for the appraisal of net equity of Company FAFEN ENERGIA;
(6)	Approve the Appraisal Report developed by KPMG Auditores Independentes (Independent Auditors) at book value for the appraisal of net equity of Company TERMORIO;
(7)	Approve the Appraisal Report developed by KPMG Auditores Independentes (Independent Auditors) at book value for the appraisal of net equity of Company UTE JUIZ DE FORA;
(8)	Approve the merger of Company FAFEN ENERGIA into Petrobras, without enlargement of the Company’s stock capital;
(9)	Approve the merger of Company TERMORIO into Petrobras, without enlargement of the Company’s stock capital;
(10)	Approve the merger of Company UTE JUIZ DE FORA into Petrobras, without enlargement of the Company’s stock capital;
(11)

Approve the granting of authorization to PETROBRAS Management to practice all necessary acts to the implementation of the mergers and settlement of the acquired companies and the surviving company before the relevant bodies, as deemed necessary.

II.

Election of member of Board of Directors in compliance to article 150 of Act no. 6.404 of  Dec 15,1976 and to article 25 of the Company’s By Laws. The member of the board shall be elected by the minority shareholders, as provided for in article 239 of Act no. 6.404 of Dec 15, 1976 and article 19 of Company’s By-Laws.

The shareholder intending to be represented in the referred Meeting must comply with the provisions of article 126, paragraph 1, in Act no. 6.404 of Dec 15, 1976 and article 13 of Petrobras’ By-Laws, by submitting at the time, or preferably, submitting power of attorney with special powers at the room 2202-B (Shareholder Assistance) at the headquarters’ building until 03:00 pm of Dec 15, 2011.

In addition to that, the shareholders may also choose to vote the matters included in this Notice by means of the public request of a power of attorney, as provided for in CVM (Securities Exchange Commission) Instruction no. 481, of Dec 17, 2009.

The receipt of electronic power of attorneys shall be performed by platform Assembleias Online (Online Meetings) at the website www.assembleiasonline.com.br. For this purpose it is necessary that the shareholders register their data on this platform.

It is available for all the shareholders in room 2202-B (Shareholder Assistance) at the headquarters’ building, and in the electronic addresses of the Company (http://www.petrobras.com.br/ri) and CVM (Securities Exchange Commission) (http://www.cvm.gov.br), all documentation relative to the matters to be discussed in this Extraordinary General Meeting, according to the provisions of Act 6.404, of Dec 15, 1976 and CVM Instruction no. 481 of Dec 17, 2009.

Rio de Janeiro, November 18, 2011.

     Guido Mantega President of the Board of Directors

Information to Vote

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between December 05 and 18, 2011. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

Public Power of Attorney Request

Rio de Janeiro, November 18 , 2011, Petroleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on December 19, 2011, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between December 05 and December 18, 2011. Please refer to the Manual on how to vote through the Assembleias Online system available in this handbook or on the Investor Relations website via Financial Results and Disclosures/Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

EXPLANATION TO THE SHAREHOLDERS

ITEM I

MERGER OF TERMORIO, UTE JUIZ DE FORA AND FAFEN ENERGIA INTO
PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby submits, in relation to the merger of TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) and FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) into, item “I” of the Agenda of the Extraordinary General Meeting to be held at Dec 19, 2011, the following information to the Shareholders:

TERMORIO, located in the Industrial District of Campos Elíseos, city of Duque de Caxias -Rio de Janeiro; UTE JUIZ DE FORA, located in the Industrial District Benfica, city of Juiz de Fora - Minas Gerais; and FAFEN ENERGIA, located in the Petrochemical Complex of the City of Camaçari - Bahia are companies that are part of the actual corporate structure of Petrobras System.

The maintenance of different administrative structures, in addition to cause an increase in the operational costs, it also implies in the loss of relevant synergies in the carrying out of the matters of interest of the Company.

In this scenario, taking into consideration the desire to streamline costs and increase business, by integrating assets, promoting synergy and economy of the System, mergers appear as a strategy in the Gas and Power (G&E) area for a better performance of its activities and managerial policies.

Considering that the Company holds 100% (one hundred percent) of the shares representing the stock capital of TERMORIO, UTE JUIZ DE FORA and FAFEN ENERGIA, it shall prevent the alteration of Petrobras stock capital, provided that its financial statements already gathers the accounting records of the companies to be merged.

Therefore, the mergers aim to achieve the transfer of the totality of assets, rights and obligations of TERMORIO, UTE JUIZ DE FORA and FAFEN ENERGIA to the Company and is part of a process of corporate reorganization which target is to simplify the corporate structure, reduce costs, and promote a more efficient management of the involved assets, as well as a better relationship with the regulatory agents, specially ANEEL.

Thus, the Board of Directors submits to the review and deliberation of this Extraordinary General Meeting, with a favourable opinion by the Audit Committee, the proposal for the merger of TERMORIO, UTE JUIZ DE FORA and FAFEN ENERGIA into Petrobras, in the form of the Protocols of Incorporation and Justification executed by the Company and

TERMORIO, UTE JUIZ DE FORA and FAFEN ENERGIA (Annex I) and the additional provisions contained in item “I” of the Agenda included in the Notice of Meeting. The Annex II presents the Appraisal Reports of the companies, while the Annex III presents the information requested by CVM Instruction 481 (Annex 21).

Finally, taking into consideration that FAFEN ENERGIA shall merge (in a moment previous to the Extraordinary General Meeting of Dec 19, 2011) UTE Bahia I Camaçari Ltda (“UTE Bahia I”), located in the Petrochemical Complex of Camaçari, State of Bahia, we also forward the Protocol of Incorporation and Justification of UTE Bahia I into FAFEN ENERGIA and the Appraisal Report of UTE Bahia I just for the acquaintance of the shareholders of Petrobras.

José Sergio Gabrielli de Azevedo

President of Petrobras

APPENDIX I

Merger and Justification Protocols

Protocol And Justification for the Merger of Termorio S.A. into
Petróleo Brasileiro S.A. – Petrobras

Entered into by and between

I.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company with principal place of business located in the City and State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, registered with the Brazilian Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 33.000.167/0001-01, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as “PETROBRAS,” or, yet, as “Acquiring Company” and

II.

TERMORIO S.A., a corporation with principal place of business located in the City of Duque de Caxias, State of Rio de Janeiro, at Rua Teresópolis nº 185, in the Industrial District of Campos Elíseos, registered with the Brazilian Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 03.526.800/0001-39, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as “TERMORIO” or, yet, “Acquired Company;”

PETROBRAS and TERMORIO are hereinafter jointly referred to as “PARTIES,” or any of them is individually as referred to as “PARTY;”

Whereas:

(i)

PETROBRAS is a government-controlled company, with fully subscribed and paid-up capital stock, amounting to BRL 205,379,728,979.46 (two hundred five billion, three hundred seventy-nine million, seven hundred twenty-eight thousand, nine hundred seventy-nine Reais and forty-six cents), divided in 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred and thirty) no-par value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred and forty-two) are ordinary shares and 5,602,042,788 (five billion, six hundred two million, four hundred two thousand, seven hundred and eighty-eight) are preferred shares;

1/8

(ii)

TERMORIO is a closely held company, with fully subscribed and paid-up capital stock amounting to 2,185,000,000.00 (two billion, one hundred and eighty-five million Reais), divided in 2,185,000,000 (two billion, one hundred and eighty-five million) no-par value ordinary shares.

(iii)

PETROBRAS is holder of all the shares issued by TERMORIO, representing 100% of the voting capital stock and 100% of the total capital stock of TERMORIO, and, thus, the latter is a wholly-owned  subsidiary of PETROBRAS;

(iv)

The PARTIES intend to carry out a merger transaction through which PETROBRAS absorbs TERMORIO, with the winding-up of the latter by operation  of law, which shall be succeeded in all rights and liabilities by PETROBRAS, under universal title, all of it in accordance with Article 227 of Act no. 6.404, dated December 15, 1976 (“Act no. 6.404/76”);

(v)

The management of the companies has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment their business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of their interest;

(vi)	The merger of TERMORIO into PETROBRAS will be submitted for approval of the shareholders of PETROBRAS and TERMORIO;

IN WITNESS WHEREOF, the parties decide to execute this Protocol and Justification for Merger (“Protocol and Justification”), in accordance with Articles 224, 225 and 227 of Act no. 6.404/76, abiding by the provisions of the Instruction of the Securities Commission (CVM) No. 319, dated December 3, 1999 (“CVM Instruction 319/99”), and the following terms and conditions of which shall guide the merger proposal to be forwarded to their respective shareholders:

2/8

ARTICLE ONE - BASES OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists in the merger of TERMORIO into PETROBRAS, with the full transfer of the shareholders’ equity of TERMORIO, appraised at book value, to PETROBRAS (“Transaction” or “Merger”).

1.1.1. As a result of the Transaction, TERMORIO will be wound up by operation of law, for all the legal purposes and effects, so that the Acquiring Company shall succeed TERMORIO in all its rights and liabilities, under universal title, all of it under the terms of Article 227 of Act no. 6.404/76.

1.2. The appraisal of the shareholders’ equity of TERMORIO, for the purposes of the respective book entries at PETROBRAS, was performed at book value by the specialized company KPMG Auditores Independentes, as referred to in Item 2.1., on the base date established in Item 2.2 of this Protocol and Justification, based on the criteria provided for in Act no. 6.404/76 and in accordance with the criteria established in CVM Instruction 319/09, for preparation of the financial statements.

1.3. PETROBRAS Management shall be in charge of performing all the acts necessary for implementing the Merger, bearing all the costs and expenses arising out of this implementation.

1.4. Justification of the Transaction. PETROBRAS has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment its business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of its interest.

3/8

1.4.1.

The Merger aims to transfer all assets, rights and liabilities of TERMORIO to PETROBRAS and is part of a process of corporate reorganization targeted at simplifying the corporate structure, reducing costs and streamlining the management of the involved assets.

1.4.2.

Taking into account that PETROBRAS holds 100% (one hundred percent) of the shares representing the capital stock of TERMORIO, the Merger proposed shall not imply change to the capital stock of PETROBRAS, to the extent that the financial statements of PETROBRAS consolidate the book entries of TERMORIO.

ARTICLE TWO - APPRAISAL OF THE SHAREHOLDERS’ EQUITY OF TERMORIO AND BASE DATE OF THE APPRAISAL

2.1. The appointment and designation of the specialized company KPMG Auditores Independentes, headquartered at Avenida Almirante Barroso, n° 52, 4o andar, Rio de Janeiro, Capital, duly registered with the Brazilian Register of Legal Entities of the Ministry of Finance under no. 57.755.217/0016-05, originally registered with the Regional Accounting Council of the State of São Paulo under no. CRC-SP-14428/0-6-F-RJ, as the party responsible for preparing the report of accounting appraisal of the shareholders’ equity of the Acquired Company, to be transferred to PETROBRAS (“Accounting Appraisal Report”), which must be approved upon resolution of the Special General Meeting of the shareholders of PETROBRAS and TERMORIO, under the terms of Article 227 of Act no. 6.404/76.

2.2. KPMG Auditores Independentes is a company specialized in accounting appraisals, which has performed, at request of the management of the PARTIES, (i) the appraisal of the shareholders’ equity of TERMORIO at its book value, based on the elements established in the audited Balance Sheet of TERMORIO, assessed on August 31, 2011 (“Merger Base Date”), thus standing as the value of the shareholders’ equity to be transferred to PETROBRAS, and (ii) the preparation of the Accounting Appraisal Report, which stands as Annex I to this Protocol and Justification, and the values are subject to previous analysis and approval by the shareholders of PETROBRAS, under the terms of the law.

4/8

2.3. Considering that the sole shareholder of TERMORIO is PETROBRAS, and, thus, that there are no minority shareholders, the shareholders’ equity appraisal report of the Companies is presented at book value, as provided for in Article 264 of Act 6.404/76.

ARTICLE THREE - AGGREGATE AMOUNT OF THE SHAREHOLDERS’ EQUITY TO BE ACQUIRED

3.1. According to the appraisal performed, substantiated in the Appraisal Report, the book value of the shareholders’ equity of TERMORIO to be transferred to PETROBRAS is BRL 2,428,303,374.14 (two billion, four hundred twenty-eight million, three hundred three thousand, three hundred seventy-four Reais and fourteen cents), abiding by the provisions in Article Four below.

3.2. The value of the shareholders’ equity assessed is exactly equivalent to the asset investment account of PETROBRAS, since TERMORIO is a wholly-owned subsidiary of PETROBRAS. Thus, as a result of the Merger, the mere substitution of PETROBRAS’ assets represented by its investment account referring to the interest in the capital stock of TERMORIO by the assets and liabilities of the Balance Sheet of TERMORIO shall be performed in the accounts of PETROBRAS.

3.3. The substitution of investments of PETROBRAS in TERMORIO for assets and liabilities referred to in the Balance Sheet of TERMORIO shall not imply change to the value of the shareholders’ equity of PETROBRAS.

3.4. The balances of the credit and debit accounts of TERMORIO shall be transferred to the ledgers of PETROBRAS, with the necessary adjustments.

3.5. The assets, rights and liabilities of TERMORIO which are part of the shareholders’ equity to be transferred to PETROBRAS are those described in details in the appraisal report, at book value.

5/8

ARTICLE FOUR - TREATMENT OF THE EQUITY CHANGES UNTIL THE MERGER DATE

4.1. The equity changes assessed over the period between the Base Date of the Merger and the actual Merger shall be absorbed by PETROBRAS and transferred to the books of PETROBRAS with its respective values on the Merger Date, thus not changing the values adopted in this Protocol and Justification for performance of the Merger.

ARTICLE FIVE – EXTINGUISHMENT OF THE SHARES OF TERMORIO

5.1. For the purposes of the Merger proposed in this Protocol and Justification, PETROBRAS’ shares shall not be assigned to the shareholders, taking into account the fact that PETROBRAS is holder of all the shares issued by TERMORIO.

5.2. As a result, the 2.185.000.000 (two billion, one hundred and eighty-five million) no-par value registered ordinary shares issued by TERMORIO shall be extinguished, based on Article 226, paragraph 1 of Act no. 6.404/76, with the required adjustments and adaptations in the book entries of PETROBRAS.

5.3. There shall be no cancellation or issuance of new shares of PETROBRAS owing to the Merger, and there shall be no change to the value of its capital stock, so that, by the end of the Merger, the capital stock of PETROBRAS shall remain unchanged in the amount of BRL 205,379,728,979.46 (two hundred five billion, three hundred seventy-nine million, seven hundred twenty-eight thousand, nine hundred seventy-nine Reais and forty-six cents), divided in 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred and thirty) no-par value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred and forty-two) are ordinary shares and 5,602,042,788 (five billion, six hundred two million, four hundred two thousand, seven hundred and eighty-eight) are preferred shares. Consequently, there shall be no change in the Articles of Incorporation of PETROBRAS.

6/8

ARTICLE SIX - REPORT TO THE AUDIT COMMITTEE OF PETROBRAS, THE BOARDS OF DIRECTORS OF PETROBRAS AND TERMORIO AND APPROVAL BY THE SHAREHOLDERS’ GENERAL MEETINGS OF PETROBRAS AND TERMORIO

6.1. Board of Directors and Audit Committee. In abidance by the rulings in Article 163, item III, of Act no. 6.404/76, the Audit Committee of PETROBRAS shall report its position about the Transaction, and the Boards of Directors of PETROBRAS and TERMORIO shall also take cognizance of the Transaction, also approving the engagement of an auditing company for appraising the shareholders’ equity of TERMORIO and, under the terms of Article 142, item IV of Act no. 6.404/76, summon the Special General Meetings which shall deliberate on the Transaction.

6.2. Special General Meetings. For the implementation of the Transaction, the respective Special General Meetings of PETROBRAS’ and TERMORIO’s shareholders shall be summoned, abiding by the terms and other procedures provided for under the law.

ARTICLE SEVEN - GENERAL PROVISIONS

7.1. Taking into account that TERMORIO is a wholly-owned subsidiary of PETROBRAS, the provisions related to (i) change relationship; and (ii) reimbursement to shareholders of TERMORIO shall not be applicable.

7.2. Documents at the disposal of the Shareholders. Abiding by the provisions in Article 3 of CVM Instruction 319/99, all the documents referred to in this Protocol and Justification shall be at the disposal of the shareholders of PETROBRAS and may be referred to in the principal place of business and at the website of PETROBRAS (www.petrobras.com), at the Securities Commission - CVM, at Sete de Setembro Street, no. 111, 5th floor - Centro de Consultas (Query Center), Downtown, Rio de Janeiro, State of Rio de Janeiro or at Cincinato Braga Street, no. 340, 2nd to 4th floors - Delta Plaza Building, São Paulo, State of São Paulo and at its website (www.cvm.orq.br) and at BM&FBOVESPA, at XV de Novembro Street, no. 275, São Paulo, State of São Paulo and at its website (www.bovespa.com.br).

7/8

7.2.1. For access to said documents, PETROBRAS’ shareholders (or their duly appointed attorneys-in-fact) shall evidence their condition of shareholders, under the terms of Article 126 of Act no. 6.404/76.

IN WITNESS WHEREOF, the PARTIES execute this Protocol and Justification in 2 (two) counterparts of equal content and form and for only one purpose, together with two witnesses identified below.

Rio de Janeiro, October 10, 2011

Petróleo Brasileiro SA. - Petrobras

TERMORIO S.A.

Witnesses:

8/8

Protocol And Justification for the Merger of Usina Termelétrica de
Juiz de Fora S.A. into Petróleo Brasileiro S.A. – Petrobras

Entered into by and between

I.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company with principal place of business located in the City and State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, registered with the Brazilian Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 33.000.167/0001-01, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as “PETROBRAS,” or, yet, as “Acquiring Company” and

II.

USINA TERMELÉTRICA DE JUIZ DE FORA S.A., corporation with principal place of business located at Estrada do Caracol n° 595, Distrito Industrial - Benfica, in the City of Juiz de Fora, State of Minas Gerais, registered with CNPJ/MF under no. 04.166.097/0001-68, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as "UTE JUIZ DE FORA" or, yet, “Acquired Company;”

PETROBRAS and UTE JUIZ DE FORA are hereinafter jointly referred to as “PARTIES,” or any of them is individually referred to as “PARTY;”

Whereas:

(i)

PETROBRAS is a government-controlled company, with fully subscribed and paid-up capital stock, amounting to BRL 205,379,728,979.46 (two hundred five billion, three hundred seventy-nine million, seven hundred twenty-eight thousand, nine hundred seventy-nine Reais and forty-six cents), divided in 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred and thirty) no-par value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred and forty-two) are ordinary shares and 5,602,042,788 (five billion, six hundred two million, four hundred two thousand, seven hundred and eighty-eight) are preferred shares;

1/8

(ii)

UTE JUIZ DE FORA is a closely held company, with fully subscribed and paid-up capital stock in the amount of 109,127,468.50 (one hundred nine million, one hundred twenty-seven thousand, four hundred sixty-eight Reais and fifty cents), divided in 97,862,613 (ninety-seven million, eight hundred sixty-two thousand, six hundred and thirteen) no-par value ordinary shares;

(iii)

PETROBRAS is holder of all the shares issued by UTE JUIZ DE FORA, representing 100% of the voting capital stock and 100% of the total capital stock of UTE JUIZ DE FORA, and, thus, the latter is a wholly-owned subsidiary of PETROBRAS;

(iv)

The PARTIES intend to carry out a merger transaction through which PETROBRAS absorbs UTE JUIZ DE FORA, with the winding-up of the latter by operation of law, which shall be succeeded in all rights and liabilities by PETROBRAS, under universal title, all of it in accordance with Article 227 of Act no. 6.404, dated December 15, 1976 (“Act no. 6.404/76”);

(v)

The management of the companies has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment their business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of their interest;

(vi)	The merger of UTE JUIZ DE FORA into PETROBRAS will be submitted for approval of the shareholders of PETROBRAS and UTE JUIZ DE FORA;

IN WITNESS WHEREOF, the parties decide to execute this Protocol and Justification for Merger (“Protocol and Justification”), in accordance with Articles 224, 225 and 227 of Act no. 6.404/76, abiding by the provisions of the Instruction of the Securities Commission (CVM) No. 319, dated December 3, 1999 (“CVM Instruction 319/99”), and the following terms and conditions of which shall guide the merger proposal to be forwarded to their respective shareholders:

2/8

ARTICLE ONE - BASES OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists in the merger of UTE JUIZ DE FORA into PETROBRAS, with the full transfer of the shareholders’ equity of UTE JUIZ DE FORA, appraised at book value, to PETROBRAS (“Transaction” or “Merger”).

1.1.1. As a result of the Transaction, UTE JUIZ DE FORA will be wound up by operation of law, for all the legal purposes and effects, so that the Acquiring Company shall succeed UTE JUIZ DE FORA in all its rights and liabilities, under universal title, all of it under the terms of Article 227 of Act no. 6.404/76.

1.2. The appraisal of the shareholders’ equity of UTE JUIZ DE FORA, for the purposes of the respective book entries at PETROBRAS, was performed at book value by the specialized company KPMG Auditores Independentes, as referred to in Item 2.1., on the base date established in Item 2.2 of this Protocol and Justification, based on the criteria provided for in Act no. 6.404/76 and in accordance with the criteria established in CVM Instruction 319/09, for preparation of the financial statements.

1.3. PETROBRAS Management shall be in charge of performing all the acts necessary for implementing the Merger, bearing all the costs and expenses arising out of this implementation.

1.4. Justification of the Transaction. PETROBRAS has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment their business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of its interest.

3/8

1.4.1.

The Merger aims to transfer all assets, rights and liabilities of UTE JUIZ DE FORA to PETROBRAS and is part of a process of corporate reorganization targeted at simplifying the corporate structure, reducing costs and streamlining the management of the involved assets.

1.4.2.

Taking into account that PETROBRAS holds 100% (one hundred percent) of the shares representing the capital stock of UTE JUIZ DE FORA, the Merger proposed shall not imply change to the capital stock of PETROBRAS, to the extent that the financial statements of PETROBRAS consolidate the book entries of UTE JUIZ DE FORA.

ARTICLE TWO - APPRAISAL OF THE SHAREHOLDERS’ EQUITY OF UTE JUIZ DE FORA AND BASE DATE OF THE APPRAISAL

2.1. The appointment and designation of the specialized company KPMG Auditores Independentes, registered with the CNPJ under no. 57.755.217/0016-05, city registration no. 66809-5, registered with the Accounting Regional Council (CRC) under no. CRC-SP-14428/0-6-F-RJ, headquartered at Avenida Almirante Barroso, n° 52 - 4o andar, Rio de Janeiro, RJ, as the party responsible for preparing the report of accounting appraisal of the shareholders’ equity of the Acquired Company, to be transferred to PETROBRAS (“Accounting Appraisal Report”), which must be approved upon resolution of the Special General Meeting of the shareholders of PETROBRAS and UTE JUIZ DE FORA, under the terms of Article 227 of Act no. 6.404/76.

2.2. KPMG Auditores Independentes is a company specialized in accounting appraisals, which has performed, at request of the management of the PARTIES, (i) the appraisal of the shareholders’ equity of UTE JUIZ DE FORA at its book value, based on the elements established in the audited Balance Sheet of UTE JUIZ DE FORA, assessed on August 31, 2011 (“Merger Base Date”), thus referring to the value of the shareholders’ equity to be transferred to PETROBRAS, and (ii) the preparation of the Accounting Appraisal Report, which stands as Annex I to this Protocol and Justification, and the values are subject to previous analysis and approval by the shareholders of PETROBRAS, under the terms of the law.

4/8

2.3. Considering that the sole shareholder of UTE JUIZ DE FORA is PETROBRAS, and, thus, that there are no minority shareholders, the shareholders’ equity appraisal report of the Companies is presented at book value, as provided for in Article 264 of Act 6.404/76.

ARTICLE THREE - AGGREGATE AMOUNT OF THE SHAREHOLDERS’ EQUITY TO BE ACQUIRED

3.1. According to the appraisal performed, substantiated in the Appraisal Report, the book value of the shareholders’ equity of UTE JUIZ DE FORA to be transferred to PETROBRAS is BRL 142,730,274.36 (one hundred forty-two million, seven hundred thirty thousand, seventy four Reais and thirty-six cents), abiding by the provisions in Article Four below.

3.2. The value of the shareholders’ equity assessed is exactly equivalent to the asset investment account of PETROBRAS, since UTE JUIZ DE FORA is a wholly-owned subsidiary of PETROBRAS. Thus, as a result of the Merger, the mere substitution of PETROBRAS’ assets represented by its investment account referring to the interest in the capital stock of UTE JUIZ DE FORA by the assets and liabilities of the Balance Sheet of UTE JUIZ DE FORA shall be performed in the accounts of PETROBRAS.

3.3. The substitution of investments of PETROBRAS in UTE JUIZ DE FORA for assets and liabilities referred to in the Balance Sheet of UTE JUIZ DE FORA shall not imply change to the value of the shareholders’ equity of PETROBRAS.

3.4. The balances of the credit and debit accounts of UTE JUIZ DE FORA shall be transferred to the ledgers of PETROBRAS, with the necessary adjustments.

3.5. The assets, rights and liabilities of UTE JUIZ DE FORA which are part of the shareholders’ equity to be transferred to PETROBRAS are those described in details in the appraisal report, at book value.

5/8

ARTICLE FOUR - TREATMENT OF THE EQUITY CHANGES UNTIL THE MERGER DATE

4.1. The equity changes assessed over the period between the Base Date of the Merger and the actual Merger shall be absorbed by PETROBRAS and transferred to the books of PETROBRAS with its respective values on the Merger Date, thus not changing the values adopted in this Protocol and Justification for performance of the Merger.

ARTICLE FIVE - EXTINGUISHMENT OF THE SHARES OF UTE JUIZ DE FORA

5.1. For the purposes of the Merger proposed in this Protocol and Justification, PETROBRAS’ shares shall not be assigned to the shareholders, taking into account the fact that PETROBRAS is holder of all the shares issued by UTE JUIZ DE FORA.

5.2. As a result, the 97.862.613 (ninety-seven million, eight hundred sixty-two thousand, six hundred and thirteen) no value ordinary shares issued by UTE JUIZ DE FORA shall be extinguished, based on Article 226, paragraph 1 of Act no. 6.404/76, with the required adjustments and adaptations in the book entries of PETROBRAS.

5.3. There shall be no cancellation or issuance of new shares of PETROBRAS owing to the Merger, and there shall be no change to the value of its capital stock, so that, by the end of the Merger, the capital stock of PETROBRAS shall remain unchanged in the amount of BRL 205,379,728,979.46 (two hundred five billion, three hundred seventy-nine million, seven hundred twenty-eight thousand, nine hundred seventy-nine Reais and forty-six cents), divided in 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred and thirty) no-par value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred and forty-two) are ordinary shares and 5,602,042,788 (five billion, six hundred two million, four hundred two thousand, seven hundred and eighty-eight) are preferred shares. Consequently, there shall be no change in the Articles of Incorporation of PETROBRAS.

6/8

ARTICLE SIX - REPORT TO THE AUDIT COMMITTEE AND BOARD OF DIRECTORS OF PETROBRAS AND APPROVAL BY THE SHAREHOLDERS’ GENERAL MEETINGS OF PETROBRAS AND UTE JUIZ DE FORA

6.1. Board of Directors and Audit Committee. In abidance by the rulings in Article 163, item III, of Act no. 6.404/76, the Audit Committee of PETROBRAS shall report its position about the Transaction, and the Board of Directors of PETROBRAS shall also take cognizance of the Transaction, also approving the engagement of an auditing company for appraising the shareholders’ equity of UTE JUIZ DE FORA and, under the terms of Article 142, item IV of Act no. 6.404/76, the Board of Directors of PETROBRAS and the Board of Executive Officers of UTE JUIZ DE FORA shall summon the Special General Meetings which shall deliberate on the Transaction.

6.2. Special General Meetings. For the implementation of the Transaction, the respective Special General Meetings of PETROBRAS’ and UTE JUIZ DE FORA’s shareholders shall be summoned, abiding by the terms and other procedures provided for under the law.

ARTICLE SEVEN - GENERAL PROVISIONS

7.1. Taking into account that UTE JUIZ DE FORA is a wholly-owned subsidiary of PETROBRAS, the provisions related to (i) change relationship; and (ii) reimbursement to shareholders of UTE JUIZ DE FORA shall not be applicable.

7.2. Documents at the disposal of the Shareholders. Abiding by the provisions in Article 3 of CVM Instruction 319/99, all the documents referred to in this Protocol and Justification shall be at the disposal of the shareholders of PETROBRAS and may be referred to in the principal place of business and at the website of PETROBRAS (www.petrobras.com), at the Securities Commission - CVM, at Sete de Setembro Street, no. 111, 5th floor - Centro de Consultas (Query Center), Downtown, Rio de Janeiro, State of Rio de Janeiro or at Cincinato Braga Street, no. 340, 2nd to 4th floors - Delta Plaza Building, São Paulo, State of São Paulo and at its website (www.cvm.org.br) and at BM&FBOVESPA, at XV de Novembro Street, no. 275, São Paulo, State of São Paulo and at its website (www.bovespa.com.br).

7/8

7.2.1. For access to said documents, PETROBRAS’ shareholders (or their duly appointed attorneys-in-fact) shall evidence their condition of shareholders, under the terms of Article 126 of Act no. 6.404/76.

IN WITNESS WHEREOF, the PARTIES execute this Protocol and Justification in 2 (two) counterparts of equal content and form and for only one purpose, together with two witnesses identified below.

Rio de Janeiro, October 10, 2011

Petróleo Brasileiro SA. - Petrobras

Usina Termelétrica de Juiz de Fora S.A.

Witnesses:

8/8

Protocol And Justification for the Merger of Fafen Energia S.A. into
Petróleo Brasileiro S.A. - Petrobras

Entered into by and between

I.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company with principal place of business located in the City and State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, registered with the Brazilian Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 33.000.167/0001-01, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as “PETROBRAS,” or, yet, as “Acquiring Company” and

II.

FAFEN ENERGIA S.A., a corporation with principal place of business located at Rua Eteno nº 2.198, Pólo Petroquímico de Camaçari, in the City of Camaçari, State of Bahia, registered with the CNPJ/MF under No. 04.298.015/0001-39, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as “FAFEN ENERGIA,” or, yet, as “Acquired Company;”

PETROBRAS and FAFEN ENERGIA are hereinafter jointly referred to as “PARTIES,” or any of them is individually referred to as “PARTY;”

Whereas:

(i)

PETROBRAS is a government-controlled company, with fully subscribed and paid-up capital stock, amounting to BRL 205,379,728,979.46 (two hundred five billion, three hundred seventy-nine million, seven hundred twenty-eight thousand, nine hundred seventy-nine Reais and forty-six cents), divided in 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred and thirty) no-par value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred and forty-two) are ordinary shares and 5,602,042,788 (five billion, six hundred two million, four hundred two thousand, seven hundred and eighty-eight) are preferred shares;

1/8

(ii)

FAFEN ENERGIA is a closely held company, with fully subscribed and paid-up capital stock amounting to BRL 380,573,813.00 (three hundred eighty million, five hundred seventy-three thousand, eight hundred and thirteen Reais), divided in 380,573,813 (three hundred eighty million, five hundred seventy-three thousand, eight hundred and thirteen) no-par value ordinary shares;

(iii)

PETROBRAS is holder of all the shares issued by FAFEN ENERGIA, representing 100% of the voting capital stock and 100% of the total capital stock of FAFEN ENERGIA, and, thus, the latter is a  wholly-owned subsidiary of PETROBRAS;

(iv)

The PARTIES intend to carry out a merger transaction through which PETROBRAS absorbs FAFEN ENERGIA, with the winding-up of the latter by operation of law, which shall be succeeded in all rights and liabilities by PETROBRAS, under universal title, all of it in accordance with Article 227 of Act no. 6.404, dated December 15, 1976 (“Act no. 6.404/76”);

(v)

The management of the companies has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment its business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of their interest;

(vi)	The merger of FAFEN ENERGIA into PETROBRAS will be submitted for approval of the shareholders of PETROBRAS and FAFEN ENERGIA;

IN WITNESS WHEREOF, the parties decide to execute this Protocol and Justification for Merger (“Protocol and Justification”), in accordance with Articles 224, 225 and 227 of Act no. 6.404/76, abiding by the provisions of the Instruction of the Securities Commission (CVM) No. 319, dated December 3, 1999 (“CVM Instruction 319/99”), and the following terms and conditions of which shall guide the merger proposal to be forwarded to their respective shareholders:

2/8

ARTICLE ONE - BASES OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists in the merger of FAFEN ENERGIA into PETROBRAS, with the full transfer of the shareholders’ equity of FAFEN ENERGIA, appraised at book value, to PETROBRAS (“Transaction” or “Merger”).

1.1.1. As a result of the Transaction, FAFEN ENERGIA will be wound up by operation of law, for all the legal purposes and effects, so that the Acquiring Company shall succeed FAFEN ENERGIA in all its rights and liabilities, under universal title, all of it under the terms of Article 227 of Act no. 6.404/76.

1.2. The appraisal of the shareholders’ equity of FAFEN ENERGIA, for the purposes of the respective book entries at PETROBRAS, was performed at book value by the specialized company KPMG Auditores Independentes, as referred to in Item 2.1., on the base date established in Item 2.2 of this Protocol and Justification, based on the criteria provided for in Act no. 6.404/76 and in accordance with the criteria established in CVM Instruction 319/09, for preparation of the financial statements.

1.3. PETROBRAS Management shall be in charge of performing all the acts necessary for implementing the Merger, bearing all the costs and expenses arising out of this implementation.

1.4. Justification of the Transaction. PETROBRAS has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment their business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of its interest.

3/8

1.4.1.

The Merger aims to transfer all assets, rights and liabilities of FAFEN ENERGIA to PETROBRAS and is part of a process of corporate reorganization targeted at simplifying the corporate structure, reducing costs and streamlining the management of the involved assets.

1.4.2.

Taking into account that PETROBRAS holds 100% (one hundred percent) of the shares representing the capital stock of FAFEN ENERGIA, the Merger proposed shall not imply change to the capital stock of PETROBRAS, to the extent that the  financial statements of PETROBRAS consolidate the book entries of FAFEN ENERGIA.

ARTICLE TWO - APPRAISAL OF THE SHAREHOLDERS’ EQUITY OF FAFEN ENERGIA AND BASE DATE OF THE APPRAISAL

2.1. The appointment and designation of the specialized company KPMG Auditores Independentes, registered with the CNPJ under no. 57.755.217/0016-05, city registration no. 66809-5, registered with the Regional Accounting Council (CRC) under no. CRC-SP-014428/F-7, headquartered at Avenida Tancredo Neves, n° 450, edifício Suarez Trade, 17° andar, Salvador - BA, as the party responsible for preparing the report of accounting appraisal of the shareholders’ equity of the Acquired Company, to be transferred to PETROBRAS (“Accounting Appraisal Report”), which must be approved upon resolution of the Special General Meeting of the shareholders of PETROBRAS and FAFEN ENERGIA, under the terms of Article 227 of Act no. 6.404/76.

2.2. KPMG Auditores Independentes is a company specialized in accounting appraisals, which has performed, at request of the management of the PARTIES, (i) the appraisal of the shareholders’ equity of FAFEN ENERGIA at its book value, based on the elements established in the audited Balance Sheet of FAFEN ENERGIA, assessed on August 31, 2011 (“Merger Base Date”), thus standing as the value of the shareholders’ equity to be transferred to PETROBRAS, and (ii) the preparation of the Accounting Appraisal Report, which stands as Annex I to this Protocol and Justification, and the values are subject to previous analysis and approval by the shareholders of PETROBRAS, under the terms of the law.

4/8

2.3. Considering that the sole shareholder of FAFEN ENERGIA is PETROBRAS, and, thus, that there are no minority shareholders, the shareholders’ equity appraisal report of the Companies is presented at book value, as provided for in Article 264 of Act 6.404/76.

ARTICLE THREE - AGGREGATE AMOUNT OF THE SHAREHOLDERS’ EQUITY TO BE ACQUIRED

3.1. According to the appraisal performed, substantiated in the Appraisal Report, the book value of the shareholders’ equity of FAFEN ENERGIA to be transferred to PETROBRAS is BRL 403,894,766.15 (four hundred three million, eight hundred ninety-four thousand, seven hundred sixty-six Reais and fifteen cents), abiding by the provisions in Article Four below.

3.2. The value of the shareholders’ equity assessed is exactly equivalent to the asset investment account of PETROBRAS, since FAFEN ENERGIA is a wholly-owned subsidiary of PETROBRAS. Thus, as a result of the Merger, the mere substitution of PETROBRAS’ assets represented by its investment account referring to the interest in the capital stock of FAFEN ENERGIA by the assets and liabilities of the Balance Sheet of FAFEN ENERGIA shall be performed in the accounts of PETROBRAS.

3.3. The substitution of investments of PETROBRAS in FAFEN ENERGIA by assets and liabilities referred to in the Balance Sheet of FAFEN ENERGIA shall not imply change to the value of the shareholders’ equity of PETROBRAS.

3.4. The balances of the credit and debit accounts of FAFEN ENERGIA shall be transferred to the ledgers of PETROBRAS, with the necessary adjustments.

3.5. The assets, rights and liabilities of FAFEN ENERGIA which are part of the shareholders’ equity to be transferred to PETROBRAS are those described in details in the appraisal report, at book value.

5/8

ARTICLE FOUR - TREATMENT OF THE EQUITY CHANGES UNTIL THE MERGER DATE

4.1. The equity changes assessed over the period between the Base Date of the Merger and the actual Merger shall be absorbed by PETROBRAS and transferred to the books of PETROBRAS with its respective values on the Merger Date, thus not changing the values adopted in this Protocol and Justification for performance of the Merger.

ARTICLE FIVE - EXTINGUISHMENT OF THE SHARES OF FAFEN ENERGIA

5.1. For the purposes of the Merger proposed in this Protocol and Justification, PETROBRAS’ shares shall not be assigned to the shareholders, taking into account the fact that PETROBRAS is holder of all the shares issued by FAFEN ENERGIA.

5.2. As a result, the 97.862.613 (ninety-seven million, eight hundred sixty-two thousand, six hundred and thirteen) no value ordinary shares issued by FAFEN ENERGIA shall be extinguished, based on Article 226, paragraph 1 of Act no. 6.404/76, with the required adjustments and adaptations in the book entries of PETROBRAS.

5.3. There shall be no cancellation or issuance of new shares of PETROBRAS owing to the Merger, and there shall be no change to the value of its capital stock, so that, by the end of the Merger, the capital stock of PETROBRAS shall remain unchanged in the amount of BRL 205,379,728,979.46 (two hundred five billion, three hundred seventy-nine million, seven hundred twenty-eight thousand, nine hundred seventy-nine Reais and forty-six cents), divided in 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred and thirty) no-par value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred and forty-two) are ordinary shares and 5,602,042,788 (five billion, six hundred two million, four hundred two thousand, seven hundred and eighty-eight) are preferred shares. Consequently, there shall be no change in the Articles of Incorporation of PETROBRAS.

6/8

ARTICLE SIX – REPORT TO THE AUDIT COMMITTEE OF PETROBRAS, THE BOARDS OF DIRECTORS OF PETROBRAS AND FAFEN ENERGIA AND APPROVAL BY THE SHAREHOLDERS’ GENERAL MEETINGS OF PETROBRAS AND FAFEN ENERGIA

6.1. Board of Directors and Audit Committee. In abidance by the rulings in Article 163, item III, of Act no. 6.404/76, the Audit Committee of PETROBRAS shall report its position about the Transaction, and the Boards of Directors of PETROBRAS and FAFEN ENERGIA shall also take cognizance of the Transaction, also approving the engagement of an auditing company for appraising the shareholders’ equity of FAFEN ENERGIA and, under the terms of Article 142, item IV of Act no. 6.404/76, summon the Special General Meetings which shall deliberate on the Transaction.

6.2. Special General Meetings. For the implementation of the Transaction, the respective Special General Meetings of PETROBRAS’ and FAFEN ENERGIA’s shareholders shall be summoned, abiding by the terms and other procedures provided for under the law.

ARTICLE SEVEN - GENERAL PROVISIONS

7.1. Taking into account that FAFEN ENERGIA is a wholly-owned subsidiary of PETROBRAS, the provisions related to (i) change relationship; and (ii) reimbursement to shareholders of FAFEN ENERGIA shall not be applicable.

7.2. Documents at the disposal of the Shareholders. Abiding by the provisions in Article 3 of CVM Instruction 319/99, all the documents referred to in this Protocol and Justification shall be at the disposal of the shareholders of PETROBRAS and may be referred to in the principal place of business and at the website of PETROBRAS (www.petrobras.com), at the Securities Commission - CVM, at Sete de Setembro Street, no. 111, 5th floor - Centro de Consultas (Query Center), Downtown, Rio de Janeiro, State of Rio de Janeiro or at Cincinato Braga Street, no. 340, 2nd to 4th floors - Delta Plaza Building, São Paulo, State of São Paulo and at its website (www.cvm.org.br) and at BM&FBOVESPA, at XV de Novembro Street, no. 275, São Paulo, State of São Paulo and at its website (www.bovespa.com.br).

7/8

7.2.1. For access to said documents, PETROBRAS’ shareholders (or their duly appointed attorneys-in-fact) shall evidence their condition of shareholders, under the terms of Article 126 of Act no. 6.404/76.

IN WITNESS WHEREOF, the PARTIES execute this Protocol and Justification in 2 (two) counterparts of equal content and form and for only one purpose, together with two witnesses identified below.

Rio de Janeiro, October 10, 2011

Petróleo Brasileiro SA. - Petrobras

Energia Fafen Energia S.A.

Witnesses:

8/8

Protocol And Justification for the Merger of Ute Bahia I Camaçari
Ltda. into Fafen Energia S.A.

Entered into by and between

I.

FAFEN ENERGIA S.A., a corporation with principal place of business located in the City of Camaçari and State of Bahia, at Rua Eteno nº 2.198, Pólo Petroquímico de Camaçari, registered with the Brazilian Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 04.298.015/0001-39, herein represented under the terms of its Articles of Incorporation, hereinafter referred to as “FAFEN ENERGIA,” or, yet, as “Acquiring Company” and

II.

UTE BAHIA I - CAMAÇARI LTD., a limited liability company with principal place of business located in the City of Camaçari and State of Bahia, at Rua João Úrsulo s/n°, Polo Petroquímico de Camaçari, registered with the CNPJ/MF under No. 04.827.444/0001-56, herein represented under the terms of its Articles of Organization, hereinafter referred to as “UTE BAHIA I” or, yet, “Acquired Company;”

FAFEN ENERGIA and UTE BAHIA I are hereinafter jointly referred to as “PARTIES,” or any of them is individually as referred to as “PARTY;”

Whereas:

(ii)

FAFEN ENERGIA is a closely held company, with fully subscribed and paid-up  capital stock amounting to BRL 380,573,813.00 (three hundred eighty million, five hundred seventy-three thousand, eight hundred and thirteen Reais), divided in 380,573,813 (three hundred eighty million, five hundred seventy-three thousand, eight hundred and thirteen) no-par value ordinary shares;

(ii)

UTE BAHIA I is a limited company with fully subscribed and paid-up capital stock amounting to BRL 8,158,086.00 (eight million, one hundred fifty-eight thousand and eighty-six Reais), divided in 8,158,086 (eight million, one hundred fifty-eight thousand and eighty-six) par-value shares amounting to BRL 1.00 (one Real), and its Articles of Organization provides for the application of Act No. 6404 of December 15, 1976 (“Act no. 6404/76”);

1/7

(iii)	FAFEN ENERGIA is holder of all shares issued by UTE BAHIA I, representing 100% of the total capital stock of UTE BAHIA I, and, thus, the latter is a wholly- owned subsidiary of FAFEN ENERGIA;

(iv)

The PARTIES intend to carry out a merger transaction through which FAFEN ENERGIA absorbs UTE BAHIA I, with the winding-up of the latter by operation of law, which shall be succeeded in all rights and liabilities by FAFEN ENERGIA, under universal title, all of it in accordance with Article1.116 of the Civil Code;

(v)

The management of the companies has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment their business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of their interest;

(vi)	The merger of the UTE BAHIA I into FAFEN ENERGIA shall be submitted for approval of the shareholders of FAFEN ENERGIA and the members of UTE Bahia I;

IN WITNESS WHEREOF, the parties decide to execute this Protocol and Justification for Merger (“Protocol and Justification”), in accordance with the Article Eleven of the Articles of Organization of UTE BAHIA I and with the Articles 224, 225 and 227 of Act no. 6.404/76, and the following terms and conditions of which shall guide the merger proposal to be forwarded to their respective shareholders:

ARTICLE ONE - BASES OF THE PROPOSED TRANSACTION AND JUSTIFICATION

2/7

1.1. Proposed Transaction. The operation consists in the merger of UTE BAHIA I into FAFEN ENERGIA, with the full transfer of the shareholders’ equity of UTE BAHIA I, appraised at book value, to FAFEN ENERGIA (“Transaction” or “Merger”).

1.1.1. As a result of the Transaction, UTE BAHIA I will be wound up by operation of law, for all the legal purposes and effects, so that the Acquiring Company shall succeed UTE BAHIA I in all its rights and liabilities, under universal title, all of it under the terms of Article 1.116 of the Civil Code.

1.2. The appraisal of the shareholders’ equity of UTE BAHIA I, for the purposes of the respective book entries at FAFEN ENERGIA, was performed at book value by the specialized company KPMG Auditores Independentes, as referred to in Item 2.1., on the base date established in Item 2.2 of this Protocol and Justification, based on the criteria provided for in the Civil Code and Act no. 6.404/76, for preparation of the financial statements.

1.3. FAFEN ENERGIA Management shall be in charge of performing all the acts necessary for implementing the Merger, bearing all the costs and expenses arising out of this implementation.

1.4. Justification of the Transaction. FAFEN ENERGIA has been exploring alternatives for better performing its managerial activities and policies, taking into account the intent to streamline costs and increment its business, by means of the consolidation of their activities, considering that the maintenance of several managerial structures would stand as an increase in their operating costs, meanwhile it would imply loss of significant synergy relating to dealing with issues of its interest.

1.4.1. The merger aims to transfer all assets, rights and liabilities of UTE BAHIA I to FAFEN ENERGIA and is part of a process of corporate reorganization targeted at simplifying the corporate structure, reducing costs and streamlining the management of the involved assets.

3/7

1.4.2. Taking into account that FAFEN ENERGIA holds 100% (one hundred percent) of the shares representing the capital stock of UTE BAHIA I, the Merger proposed shall not imply change to the capital stock of FAFEN ENERGIA, to the extent that the financial statements of FAFEN ENERGIA consolidate the book entries of UTE BAHIA I.

ARTICLE TWO - APPRAISAL OF THE SHAREHOLDERS’ EQUITY OF UTE BAHIA I AND BASE DATE OF THE APPRAISAL

2.1. The appointment and designation of the specialized company KPMG Auditores Independentes, registered with the CNPJ under no. 57.755.217/0016-05, registered with the Accounting Regional Council (CRC) under no. CRC-014428/F-7, headquartered at Avenida Tancredo Neves, n° 450, edifício Suarez Trade, 17° andar, Salvador - BA, as the party responsible for preparing the report of accounting appraisal of the shareholders’ equity of the Acquired Company, to be transferred to FAFEN ENERGIA (“Accounting Appraisal Report”), which must be approved upon resolution of the Shareholders’ Meeting of UTE BAHIA I and Special General Meeting of FAFEN ENERGIA, under the terms of Articles 1.117 and 1.118, both of the Civil Code and Article 227 of Act no. 6.404/76.

2.2. KPMG Auditores Independentes is a company specialized in accounting appraisals, which has performed, at request of the management of the PARTIES, (i) the appraisal of the shareholders’ equity of UTE BAHIA I at its book value, based on the elements established in the audited Balance Sheet of UTE BAHIA I, assessed on August 31, 2011 (“Merger Base Date”), thus standing as the value of the shareholders’ equity to be transferred to FAFEN ENERGIA, and (ii) the preparation of the Accounting Appraisal Report, which stands as Annex I to this Protocol and Justification, and the values are subject to previous analysis and approval by the shareholders of FAFEN ENERGIA, under the terms of the law.

ARTICLE THREE - AGGREGATE AMOUNT OF THE SHAREHOLDERS’ EQUITY TO BE ACQUIRED

3.1. According to the appraisal performed, substantiated in the Appraisal Report, the book value of the shareholders’ equity of UTE BAHIA I to be transferred to FAFEN ENERGIA is BRL 8,745,745.42 (eight million, seven hundred forty-five thousand, seven hundred forty-five Reais and forty-two cents), abiding by the provisions in Article Four below.

4/7

3.2. The value of the shareholders’ equity assessed is exactly equivalent to the asset investment account of FAFEN ENERGIA, since UTE BAHIA I is a wholly-owned subsidiary of FAFEN ENERGIA. Thus, as a result of the Merger, the mere substitution of FAFEN ENERGIA’ assets represented by its investment account referring to the interest in the capital stock of UTE BAHIA I by the assets and liabilities of the Balance Sheet of UTE BAHIA I shall be performed in the accounts of FAFEN ENERGIA.

3.3. The substitution of investments of FAFEN ENERGIA in UTE BAHIA I by assets and liabilities referred to in the Balance Sheet of UTE BAHIA I shall not imply change to the value of the shareholders’ equity of FAFEN ENERGIA.

3.4. The balances of the credit and debit accounts of UTE BAHIA I shall be transferred to the ledgers of FAFEN ENERGIA, with the necessary adjustments.

3.5. The assets, rights and liabilities of UTE BAHIA I which are part of the shareholders’ equity to be transferred to FAFEN ENERGIA are those described in details in the appraisal report, at book value.

ARTICLE FOUR - TREATMENT OF THE EQUITY CHANGES UNTIL THE MERGER DATE

4.1. The equity changes assessed over the period between the Base Date of the Merger and the actual Merger shall be absorbed by FAFEN ENERGIA and transferred to the books of FAFEN ENERGIA with its respective values on the Merger Date, thus not changing the values adopted in this Protocol and Justification for performance of the Merger.

ARTICLE FIVE - EXTINGUISHMENT OF THE SHARES OF UTE BAHIA I

5/7

5.1. For the purposes of the Merger proposed in this Protocol and Justification, FAFEN ENERGIA’s shares shall not be assigned to the members, taking into account the fact that FAFEN ENERGIA is holder of all the shares issued by UTE BAHIA I.

5.2. As a result, the 8,158,086 (eight million, one hundred fifty-eight thousand and eighty six) shares with par-value of BRL 1.00 (one Real) issued by UTE BAHIA I shall be extinguished, based on Article 226, Paragraph 1 of Act no. 6.404/76, with the required adjustments and adaptations in the book entries of FAFEN ENERGIA.

5.3. There shall be no cancellation or issuance of new shares of FAFEN ENERGIA owing to the Merger, and there shall be no change to the value of its capital stock, so that, by the end of the Merger, the capital stock of FAFEN ENERGIA shall remain unchanged in the amount of BRL 380,573,813.00 (three hundred eighty million, five hundred seventy-three thousand, eight hundred and thirteen Reais), divided in 380.573.813 (three hundred eighty million, five hundred seventy-three thousand, eight hundred and thirteen) no-par value ordinary shares. Consequently, there shall be no change in the Articles of Incorporation of FAFEN ENERGIA.

ARTICLE SIX - REPORT TO THE BOARD OF DIRECTORS AND APPROVAL BY THE MEETING OF MEMBERS OF UTE BAHIA I AND BY THE SHAREHOLDERS’ GENERAL MEETING OF FAFEN ENERGIA

6.1.

Board of Directors. In abidance by the Articles of Incorporation of FAFEN ENERGIA and the Articles of Organization of UTE BAHIA I, the Board of Directors of FAFEN ENERGIA shall be informed of the Transaction, approving the engagement of an auditing company for appraising the shareholders’ equity of UTE BAHIA I and, under the terms of Article 142, item IV of Act no. 6.404/76, summon the Special General Meeting of FAFEN ENERGIA which shall deliberate on the Transaction.

6.2.

Board of Executive Officers. The Board of Executive Officers of UTE BAHIA I shall summon a Meeting of Members, after prior statement by the Board of Directors of FAFEN ENERGIA, to deliberate on the Transaction.

6/7

6.3. Special General Meeting and Meeting of Members. For the implementation of the Transaction, the respective Special General Meeting of the shareholders of FAFEN ENERGIA and the Meeting of Members of UTE BAHIA I shall be summoned, abiding by the terms and other procedures provided for under the law.

ARTICLE SEVEN - GENERAL PROVISIONS

7.1. Taking into account that UTE BAHIA I is a wholly-owned subsidiary of FAFEN ENERGIA, the provisions related to (i) change relationship; and (ii) reimbursement to the members of UTE BAHIA I shall not be applicable.

IN WITNESS WHEREOF, the PARTIES execute this Protocol and Justification in 2 (two) counterparts of equal content and form and for only one purpose, together with two witnesses identified below.

Rio de Janeiro, October 10, 2011

FAFEN ENERGIA S.A.

UTE BAHIA I - CAMAÇARI LTDA.

Witnesses:

7/7

APPENDIX II

Appraisal Reports

Termorio S.A.

Appraisal Report of Net Equity Value based on the

Accounting Books

At August 31, 2011

(a free translation into English from original issued in Portuguese)

APPRAISAL REPORT BASED ON THE ACCOUNTING BOOK

(a free translation into English from original issued in Portuguese)

KPMG Auditores Independentes, with office at Avenida Almirante Barroso, n° 52, 4th floor, Rio de Janeiro, Capital, duly registered with corporate taxpayer´s registered at CNPJ under no 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no CRC-SP-14428/O-6-F-RJ, with its Articles of Incorporation registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, on June 24, 1987, with subsequent amendments registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, the last amendment, dated August 8, 2011, is recorded in microfilm under no 111.322, on September 12, 2011, represented by its undersigned partner, Mr. Bernardo Moreira Peixoto Neto, Brazilian, married, accountant, bearer of ID card no 6644129-6 IFP-RJ, with taxpayer´s registered at CPF under no 877.721.757-87 and registry at the Regional Accounting Council of the State of Rio de Janeiro under no CRC-064887/O-8, resident and domiciled in Rio de Janeiro – RJ, with office located at the same address of the company being represented, in compliance with the appointment referred to the Minutes of the Board of Directors of October 10,2011, of Termorio S.A. (“Company”), according to the controlling shareholder Petróleo Brasileiro S.A. - Petrobras, a corporation located at Avenida República do Chile nº 65, 24th andar, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with CNPJ/MF under no 33.000.167/0001-01, to perform appraisal of the net shareholders’ equity, summarized in the Annex, assessed on August 31, 2011, of the Company, located at Rua Teresópolis, n° 185, Campos Elisios, in the City Duque de Caxias, State of Rio de Janeiro, registered with the CNPJ under no 03.526.800/0001-39, in accordance with the accounting practices adopted in Brazil, presents below the outcome of its works.

1 - Purpose of appraisal

This report is issued with the purpose of appraising, in accordance with the accounting practices adopted in Brazil, the net shareholders’ equity assessed on August 31, 2011 of Termorio S.A., represented by 2,185,000,000 shares held by Petróleo Brasileiro S.A. - Petrobras. It shall be used in the process of merger of Termorio S.A. into Petróleo Brasileiro S.A. - Petrobras and must not be used for other purposes.

2 - Appraisal Criteria

The accounting appraisal criteria established in Articles 183 and 184 of Act no. 6.404/76 were used, considering the amendments made by Act no. 11.638/07, to appraise the net shareholders’ equity of Usina Termelétrica de Juiz de Fora S.A., which is summarized in the Annex, assessed on August 31, 2011.

3 - Scope of work

The Company’s Management is responsible for the preparation and fair presentation of the Statement of Net Shareholders’ Equity, in accordance with the accounting practices adopted in Brazil, as well as for the internal controls which the company has determined to be necessary for facilitating the preparation of this Statement, in a manner free of material misstatement, irrespective of being the result of fraud or mistake.

Our responsibility is to express a conclusion on the Statement of Net Shareholders’ Equity based on our audit, performed in accordance with auditing standards and procedures established in the NPA 14 – Appraisal reports issued by an independent auditor (Laudos de avaliação emitidos por auditor independente), issued by the IBRACON – Brazilian Institute of Independent Auditors, and the standards of independent audit of accounting statements applicable in Brazil. These standards require the compliance with ethical requirements by auditors and that the audit is planned and performed for reasonably ensuring that the Statement of Net Shareholders’ Equity is free of material misstatement.

An audit involves the performance of procedures chosen for finding evidence about the amounts presented in the Statement of Net Shareholders’ Equity. The chosen procedures depend on the auditor’s decision, including the appraisal of the risks of material misstatement in the Statement of Net Shareholders’ Equity, irrespective of being the result of fraud or mistake. In this risk appraisal, the auditor considers internal controls which are relevant for the preparation and fair presentation of this Company’s Statement, for planning the audit procedures which are fit given the circumstances at hand, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company. An audit also includes assessing the suitability of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Management.

We believe that the audit evidence found is sufficient and proper for supporting our conclusion.

4 - Conclusion

Based on the work performed, we conclude that the book value of the assets, rights and liabilities which are part of the net shareholders’ equity of Termorio S.A., according to the Statement of Net Shareholders’ Equity, assessed on August 31, 2011, summarized in the Annex, is BRL 2,428,303,374.14 (two billion, four hundred and twenty eight million, three hundred and three thousand, three hundred seventy-four Reais and fourteen cents), assessed in accordance with the accounting practices adopted in Brazil and registered in the accounting books of the Company.

Taking into account that the surviving company, Petróleo Brasileiro S.A. - Petrobras is a Publicly Traded Company, in keeping with the requirements of the Securities Commission, we inform that:

(a)

In accordance with the professional standards established by the Federal Accounting Council, we are not aware of conflict of interest, whether direct or indirect, in Petróleo Brasileiro S.A. - Petrobras and Termorio S.A., and we are not aware of any other circumstance which may stand as conflict of interest relating to the services which we are providing; and

(b)

We are not aware of any action of Petróleo Brasileiro S.A. - Petrobras or Termorio S.A. for instructing, limiting, impairing or performing any acts which are compromising or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

Rio de Janeiro, october 10th, 2011.

KPMG Auditores Independentes CRC-SP-14428/O-6 F-MG

Annex to the Appraisal Report of the Net Shareholders’ Equity of Termorio S.A.

Statement of Net Shareholders’ Equity On August 31, 2011

Current assets	BRL
Cash and cash equivalents	246.558.316,37
Trade receivables – Companies from Petrobras System	57.395.586.98
Tax Recoverable	8.885.079,76
Other current assets	2.814.211,10

315.653.294,21
Noncurrent assets
Long-term receivables
Deferred taxes and contributions	3.145.679,09
Court deposits	1.529.577,58

Fixed Assets	2.026.187.708,85
Intangible Assets	33.330,99
Deferred Assets	120.848.893,46

2.151.745.189,97

Total assets (A)	2.467.398.484,18

BRL

Current liabilities
Suppliers	1.230.751,19
Account payable – Companies from Petrobras System	1.476.693,66
Taxes and social contributions payable	16.817.763.83
Reserves for contingencies	1.584.575,75
Other current liabilities	5.872.135,06

26.961.919,49

Noncurrent Liabilities
Deferred taxes and contributions	11.769.783,06
Employee benefits - Pension Plan	363.407,49

12.133.190,55

Total liabilities (B)	39.095,110,04

Net Book Value (A - B)	2.428.303.374,14

Usina Termelétrica de Juiz de Fora S.A.

Appraisal Report of Net Equity Value based on the

Accounting Books

At August 31, 2011

(a free translation into English from original issued in Portuguese)

APPRAISAL REPORT AT BOOK VALUE

APPRAISAL REPORT BASED ON THE ACCOUNTING BOOK

(a free translation into English from original issued in Portuguese)

KPMG Auditores Independentes, with office at Avenida Almirante Barroso, n° 52, 4th floor, Rio de Janeiro, Capital, duly registered with corporate taxpayer´s registered at CNPJ under no 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no CRC-SP-14428/O-6-F-RJ, with its Articles of Incorporation registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, on June 24, 1987, with subsequent amendments registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, the last amendment, dated August 8, 2011, is recorded in microfilm under no 111.322, on September 12, 2011, represented by its undersigned partner, Mr. Bernardo Moreira Peixoto Neto, Brazilian, married, accountant, bearer of ID card no 6644129-6 IFP-RJ, with taxpayer´s registered at CPF under no 877.721.757-87 and registry at the Regional Accounting Council of the State of Rio de Janeiro under no CRC-064887/O-8, resident and domiciled in Rio de Janeiro – RJ, with office located at the same address of the company being represented, in compliance with the appointment referred to the Minutes of the Board of Directors of September 27, 2011, of Usina Termelétrica de Juiz de Fora S.A. (“Company”), according to the controlling shareholder Petróleo Brasileiro S.A. - Petrobras, a corporation located at Avenida República do Chile nº 65, 24th andar, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with CNPJ/MF under no 33.000.167/0001-01, to perform appraisal of the net shareholders’ equity, summarized in the Annex, assessed on August 31, 2011, of the Company, located at Estrada do Caracol n° 595, Distrito Industrial, in the City Juiz de Fora, State of Minas Gerais, registered with the CNPJ under no 04.166.097/000168, in accordance with the accounting practices adopted in Brazil, presents below the outcome of its works.

1 - Purpose of appraisal

This report is issued with the purpose of appraising, in accordance with the accounting practices adopted in Brazil, the net shareholders’ equity assessed on August 31, 2011 of Usina Termelétrica de Juiz de Fora S.A., represented by 97,862,613 shares held by Petróleo Brasileiro S.A. - Petrobras. It shall be used in the process of merger of Usina Termelétrica de Juiz de Fora S.A. into Petróleo Brasileiro S.A. - Petrobras and must not be used for other purposes.

2 - Appraisal Criteria

The accounting appraisal criteria established in Articles 183 and 184 of Act no. 6.404/76 were used, considering the amendments made by Act no. 11.638/07, to appraise the net shareholders’ equity of Usina Termelétrica de Juiz de Fora S.A., which is summarized in the Annex, assessed on August 31, 2011.

3 - Scope of work

The Company’s Management is responsible for the preparation and fair presentation of the Statement of Net Shareholders’ Equity, in accordance with the accounting practices adopted in Brazil, as well as for the internal controls which the company has determined to be necessary for facilitating the preparation of this Statement, in a manner free of material misstatement, irrespective of being the result of fraud or mistake.

Our responsibility is to express a conclusion on the Statement of Net Shareholders’ Equity based on our audit, performed in accordance with auditing standards and procedures established in the NPA 14 – Appraisal reports issued by an independent auditor (Laudos de avaliação emitidos por auditor independente), issued by the IBRACON – Brazilian Institute of Independent Auditors, and the standards of independent audit of accounting statements applicable in Brazil. These standards require the compliance with ethical requirements by auditors and that the audit is planned and performed for reasonably ensuring that the Statement of Net Shareholders’ Equity is free of material misstatement.

An audit involves the performance of procedures chosen for finding evidence about the amounts presented in the Statement of Net Shareholders’ Equity. The chosen procedures depend on the auditor’s decision, including the appraisal of the risks of material misstatement in the Statement of Net Shareholders’ Equity, irrespective of being the result of fraud or mistake. In this risk appraisal, the auditor considers internal controls which are relevant for the preparation and fair presentation of this Company’s Statement, for planning the audit procedures which are fit given the circumstances at hand, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company. An audit also includes assessing the suitability of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Management.

We believe that the audit evidence found is sufficient and proper for supporting our conclusion.

4 - Conclusion

Based on the work performed, we conclude that the book value of the assets, rights and liabilities which are part of the net shareholders’ equity of Usina Termelétrica de Juiz de Fora S.A., according to the Statement of Net Shareholders’ Equity, assessed on August 31, 2011, summarized in the Annex, is BRL 142,730,274.36 (one hundred forty-two million, seven hundred thirty thousand, two hundred seventy-four Reais and thirty-six cents), assessed in accordance with the accounting practices adopted in Brazil and registered in the accounting books of the Company.

Taking into account that the surviving company, Petróleo Brasileiro S.A. - Petrobras is a Publicly Traded Company, in keeping with the requirements of the Securities Commission, we inform that:

(a)

In accordance with the professional standards established by the Federal Accounting Council, we are not aware of conflict of interest, whether direct or indirect, in Petróleo Brasileiro S.A. - Petrobras and Usina Termelétrica de Juiz de Fora S.A., and we are not aware of any other circumstance which may stand as conflict of interest relating to the services which we are providing; and

(b)

We are not aware of any action of Petróleo Brasileiro S.A. - Petrobras or Usina Termelétrica de Juiz de Fora S.A. for instructing, limiting, impairing or performing any acts which are compromising or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

Rio de Janeiro, october 10th, 2011.

KPMG Auditores Independentes
CRC-SP-14428/O-6 F-MG

Annex to the Appraisal Report of the Net Shareholders’ Equity of
Usina Termelétrica de Juiz de Fora S.A.

Statement of Net Shareholders’ Equity
On August 31, 2011

Current assets	BRL
Cash and cash equivalents	59.874.892,42
Trade receivables	635.916,90
Related parties	8.290.701,11
Other	5.915.352,63

74.716.863,06
Noncurrent assets
Long-term receivables
Deferred taxes	2.022.779,49
Receivables from fuel gas	22.096.277,69
Other	28.117,89

Fixed Assets	68.557.251,27
Intangible Assets	430.386,15
Deferred Assets	133.741,43

93.268.553,92

Total assets (A)	167.985.416,98

BRL

Current liabilities
Suppliers	8.002.013,62
Taxes and social contributions payable	15.240.309,87
Wages and vacation payable	258.022,33
Related parties	1.046.375,23
Other	456.421,57

25.003.142,62

Noncurrent Liabilities
Employee benefits - Pension Plan	252.000, 00

252.000,00
Total liabilities (B)	25.255.142,62
Net Shareholders' Equity (A - B)	142.730.274,36

FAFEN Energia S.A.

Appraisal Report of Net Equity Value based on the

Accounting Books

At August 31, 2011

(a free translation into English from original issued in Portuguese)

APPRAISAL REPORT BASED ON THE ACCOUNTING BOOK

(a free translation into English from original issued in Portuguese)

KPMG Auditores Independentes, with office at Avenida Almirante Barroso, n° 52, 4th floor, Rio de Janeiro, Capital, duly registered with corporate taxpayer´s registered at CNPJ under no 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no CRC-SP-14428/O-6-F-RJ, with its Articles of Incorporation registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, on June 24, 1987, with subsequent amendments registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, the last amendment, dated August 8, 2011, is recorded in microfilm under no 111.322, on September 12, 2011, represented by its undersigned partner, Mr. João Alberto da Silva Neto, Brazilian, married, accountant, bearer of ID card no 2009009096668 SSP - CE, with taxpayer´s registered at CPF under no 551.696.510-15 and registry at the Regional Accounting Council of the State of Rio de Janeiro under no CRC- RS-048980/O-0 S-BA, resident and domiciled in Fortaleza - CE,, with office located at the same address of the company being represented, in compliance with the appointment referred to the Minutes of the Board of Directors of Sepetember 27, 2011, of FAFEN Energia S.A. (“Company”), according to the controlling shareholder Petróleo Brasileiro S.A. - Petrobras, a corporation located at Avenida República do Chile nº 65, 24th andar, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with CNPJ/MF under no 33.000.167/0001-01, to perform appraisal of the net shareholders’ equity, summarized in the Annex, assessed on August 31, 2011, of the Company, located at Rua Eteno, n° 2198, Pólo Petroquímico in the City of Camaçari, State of Bahia, registered with the CNPJ under nº 04.298.015/0001-39, in accordance with the accounting practices adopted in Brazil, presents below the outcome of its works.

1 - Purpose of appraisal

This report is issued with the purpose of appraising, in accordance with the accounting practices adopted in Brazil, the net shareholders’ equity of FAFEN Energia, which shall be used in the process of merger by its controlling shareholder Petróleo Brasileiro S.A. - Petrobras and must not be used for other purposes.

2 - Appraisal Criteria

The accounting appraisal criteria established in Articles 183 and 184 of Act no. 6.404/76 were used, considering the amendments made by Act no. 11.638/07, to appraise the net shareholders’ equity of FAFEN Energia S.A., which is summarized in the Annex, assessed on August 31, 2011.

3 - Scope of work

The Company’s Management is responsible for the preparation and fair presentation of the Statement of Net Shareholders’ Equity, in accordance with the accounting practices adopted in Brazil, as well as for the internal controls which the company has determined to be necessary for facilitating the preparation of this Statement, in a manner free of material misstatement, irrespective of being the result of fraud or mistake.

Our responsibility is to express a conclusion on the Statement of Net Shareholders’ Equity based on our audit, performed in accordance with auditing standards and procedures established in the NPA 14 – Appraisal reports issued by an independent auditor (Laudos de avaliação emitidos por auditor independente), issued by the IBRACON – Brazilian Institute of Independent Auditors, and the standards of independent audit of accounting statements applicable in Brazil. These standards require the compliance with ethical requirements by auditors and that the audit is planned and performed for reasonably ensuring that the Statement of Net Shareholders’ Equity is free of material misstatement.

An audit involves the performance of procedures chosen for finding evidence about the amounts presented in the Statement of Net Shareholders’ Equity. The chosen procedures depend on the auditor’s decision, including the appraisal of the risks of material misstatement in the Statement of Net Shareholders’ Equity, irrespective of being the result of fraud or mistake. In this risk appraisal, the auditor considers internal controls which are relevant for the preparation and fair presentation of this Company’s Statement, for planning the audit procedures which are fit given the circumstances at hand, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company. An audit also includes assessing the suitability of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Management.

We believe that the audit evidence found is sufficient and proper for supporting our conclusion.

4 - Conclusion

Based on the work performed, we conclude that the book value of the assets, rights and liabilities which are part of the net shareholders’ equity of FAFEN Energia S.A., according to the Statement of Net Shareholders’ Equity, assessed on August 31, 2011, summarized in the Annex, is BRL 403,894,766.15 (four hundred and three million, eight hundred ninety four thousand, seven hundred sixty six Reais and fifteen cents), assessed in accordance with the accounting practices adopted in Brazil and registered in the accounting books of the Company.

Taking into account that the surviving company, Petróleo Brasileiro S.A. - Petrobras is a Publicly Traded Company, in keeping with the requirements of the Securities Commission, we inform that:

•

In accordance with the professional standards established by the Federal Accounting Council, we are not aware of conflict of interest, whether direct or indirect, and we are not aware of any other circumstance which may stand as conflict of interest relating to the services which we are providing; and

•

We are not aware of any action of Petróleo Brasileiro S.A. - Petrobras or FAFEN Energia S.A. for instructing, limiting, impairing or performing any acts which are compromising or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

Camaçari, october 10th, 2011.

KPMG Auditores Independentes
CRC-SP-14428/F-7

Annex to the Appraisal Report of the Net Shareholders’ Equity of
FAFEN Energia S.A.

Statement of Net Shareholders’ Equity On
 August 31, 2011 (in BRL$)

Current assets
Cash and cash equivalents	226.464.276,29
Trade receivables from third parties	18.659.906,32
Trade receivables – Companies from Petrobras System	42.802.288,89
Dividends receivable	6.572.574,65
Inventories	3.041.024,61
Tax recoverable	13.574.418,65
Other current assets	225.540,98
311.340.030,39

Noncurrent assets Long-term receivables
Income and Deferred taxes	1.165.867,22
Investment	8.745.745,42
Fixed Assets	109.859.976,40
Intangible Assets	4.229.296,65
Deferred Assets	1.235.562,39
125.236.448,08

Total assets (A)	436.576.478,47

Current liabilities and Net Equity
Suppliers – third parties	7.454.920,47
Suppliers – Companies from Petrobras System	18.992.902,04
Taxes and social contributions payable	2.311.567,60
Other accounts payable	1.577.984,04
30.337.374,15

Noncurrent Liabilities
Employee benefits - Pension Plan	800.579,92
Income tax and social contribution deferred	1.404.596,52
Deferred revenue	139.161,73
2.344.338,17

Total liabilities (B)	32.681,712,32

Net book value (A - B)	403.894,766,15

Total liabilities and Net book value (A - B)	436.576.478,47

UTE BAHIA I – Camaçari Ltda.

Appraisal Report of Net Equity Value based on the

Accounting Books

At August 31, 2011

(a free translation into English from original issued in Portuguese)

APPRAISAL REPORT BASED ON THE ACCOUNTING BOOK
(a free translation into English from original issued in Portuguese)

KPMG Auditores Independentes, with office at Avenida Almirante Barroso, n° 52, 4th floor, Rio de Janeiro, Capital, duly registered with corporate taxpayer´s registered at CNPJ under no 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no CRC-SP-14428/O-6-F-RJ, with its Articles of Incorporation registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, on June 24, 1987, with subsequent amendments registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, the last amendment, dated August 8, 2011, is recorded in microfilm under no 111.322, on September 12, 2011, represented by its undersigned partner, Mr. João Alberto da Silva Neto, Brazilian, married, accountant, bearer of ID card no 2009009096668 SSP - CE, with taxpayer´s registered at CPF under no 551.696.510-15 and registry at the Regional Accounting Council of the State of Rio Grande do Sul under no CRC- RS-048980/O-0 S-BA, resident and domiciled in Fortaleza - CE, with office located at the same address of the company being represented, , in compliance with the appointment referred to the Minutes of the Board of Directors of September 27, 2011, of Fafen Energia S.A., located at Rua Eteno, 2.198 - Pólo Petroquímico de Camaçari, Estado da Bahia, with the CNPJ/MF under number 04.298.015/0001-39, according to the controlling shareholder Petróleo Brasileiro S.A. - Petrobras, a corporation located at Avenida República do Chile nº 65, 24th andar, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with CNPJ/MF under no 33.000.167/0001-01, to perform appraisal of the net shareholders’ equity, summarized in the Annex, assessed on August 31, 2011, of UTE Bahia I - Camaçari Ltda. (“Company”), a limited liability company, located at Rua Joao Ursulo s/n, Pólo Petroquímico in the City of Camaçari, State of Bahia, registered with the CNPJ under no 04.827.444/0001-56, in accordance with the accounting practices adopted in Brazil, presents below the outcome of its works.

1 - Purpose of appraisal

This report is issued with the purpose of appraising, in accordance with the accounting practices adopted in Brazil, the net shareholders’ equity of UTE Bahia I – Camaçari Ltda., which shall be used in the process of merger by its controlling shareholder FAFEN Energia S.A. – FAFEN Energia and must not be used for other purposes.

2 - Appraisal Criteria

The accounting appraisal criteria established in Articles 183 and 184 of Act no. 6.404/76 were used, considering the amendments made by Act no. 11.638/07, to appraise the net shareholders’ equity of UTE Bahia I – Camaçari Ltda., which is summarized in the Annex, assessed on August 31, 2011.

3 - Scope of work

The Company’s Management is responsible for the preparation and fair presentation of the Statement of Net Shareholders’ Equity, in accordance with the accounting practices adopted in Brazil, as well as for the internal controls which the company has determined to be necessary for facilitating the preparation of this Statement, in a manner free of material misstatement, irrespective of being the result of fraud or mistake.

Our responsibility is to express a conclusion on the Statement of Net Shareholders’ Equity based on our audit, performed in accordance with auditing standards and procedures established in the NPA 14 – Appraisal reports issued by an independent auditor (Laudos de avaliação emitidos por auditor independente), issued by the IBRACON – Brazilian Institute of Independent Auditors, and the standards of independent audit of accounting statements applicable in Brazil. These standards require the compliance with ethical requirements by auditors and that the audit is planned and performed for reasonably ensuring that the Statement of Net Shareholders’ Equity is free of material misstatement.

An audit involves the performance of procedures chosen for finding evidence about the amounts presented in the Statement of Net Shareholders’ Equity. The chosen procedures depend on the auditor’s decision, including the appraisal of the risks of material misstatement in the Statement of Net Shareholders’ Equity, irrespective of being the result of fraud or mistake. In this risk appraisal, the auditor considers internal controls which are relevant for the preparation and fair presentation of this Company’s Statement, for planning the audit procedures which are fit given the circumstances at hand, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company. An audit also includes assessing the suitability of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Management.

We believe that the audit evidence found is sufficient and proper for supporting our conclusion.

4 - Conclusion

Based on the work performed, we conclude that the book value of the assets, rights and liabilities which are part of the net shareholders’ equity of UTE Bahia I –Camaçari Ltda., according to the Statement of Net Shareholders’ Equity, assessed on August 31, 2011, summarized in the Annex, is BRL 8.745.745,42 (eight million, seven hundred and forty five thousand, seven hundred and forty five Reais and forty two cents), assessed in accordance with the accounting practices adopted in Brazil and registered in the accounting books of the Company.

In keeping with the requirements of the Securities Commission, we inform that:

In accordance with the professional standards established by the Federal Accounting Council, we are not aware of conflict of interest, whether direct or indirect, and we are not aware of any other circumstance which may stand as conflict of interest relating to the services which we are providing; and

We are not aware of any action of FAFEN Energia S.A. or UTE Bahia – Camaçari Ltda. for instructing, limiting, impairing or performing any acts which are compromising or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the respective conclusions.

Fortaleza, october 10th, 2011.

KPMG Auditores Independentes
CRC-SP-14428/F-7

João Alberto da Silva Neto
Accountant No. CRC-RJ-048980/O-S-BA

Annex to the Appraisal Report of the Net Shareholders’ Equity of
UTE Bahia I – Camaçari S.A.

Statement of Net Shareholders’ Equity On
 August 31, 2011 (in BRL$)

Current assets
Cash and cash equivalents	6.621.011,21
Trade receivables – Companies from Petrobras System	1.343.159,62
Tax recoverable	2.168.653,24
Other current assets	9.865,81
10.142,689,88

Noncurrent assets
Fixed Assets	7.061837,28
7.061837,28

Total assets (A)	17.204.527,16

Current liabilities and Net Equity
Suppliers – third parties	374.547,86
Accounts payable – Companies from Petrobras System	63.754,17
Taxes and social contributions payable	51.144,53
Dividends payable	6.572.574,65
Other accounts payable	23.920,09
7.085,941,30

Noncurrent Liabilities
Income tax and social contribution deferred	1.372.840,44
1.372.840,44

Total liabilities (B)	8.454.781,74

Net book value (A - B)	8.745.745,42

APPENDIX III

(CVM Ruling Nº 481 – Appendix 21)

APPENDIX 21

1. List of the accounting experts recommended by management

KPMG Auditores Independentes has been appointed because it is the independent accountants already contracted by the company and, thus, for being able to issue an Accounting Report at book value of company’s Stockholder’s Equity.

2. Describe the qualification of the recommended accounting expert

KPMG Auditores Independentes, as an accountant firm registred at with CVM under number 00418-9 is able to issue an accounting report at at book value pursuant to the requirements of the Audit Professional Standard number 14.

3. Provide a copy of the recommended accountant expert services and fees proposal

See below.

4. Describe any relevant relationship existing in the past 3 (three) years between the recommended independent expert and the parties associated to the company, as defined by the accounting standards which govern this subject

On a yearly basis, KPMG has been declaring to be independent to render audit services as independent accountant for the companies of Petrobras System. Pursuant to submissions made to the Board of Directors and the Audit Committee, there are no conflicts of interest in relation to parties associated which appear in the disclosure made by Petróleo Brasileiro S.A. – Petrobras, pursuant to the note 11 of its financial statements for the year ended on December 31, 2010.

KPMG

Petróleo Brasileiro S.A.

Professional services rendering offer

AUDIT

September 12th, 2011

A – Purpose of the appraisal reports	1
B – Features of the report to be issued	2
C - Fees and payment terms	3
D – Other terms and conditions for hiring our audit services	4
E – Acceptance	9
ANNEX I - Price Formation Exhibit Annex	10
ANNEX II - Contractual Amounts Statement	11

KPMG Auditores Independentes	Central Tel	56 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55(21)3515-9000
20031 -000 Rio do Janeiro. RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

To

Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

September 12, 2011

Care of: Mr. José Alcides Santoro Martins

Dear Sirs:

We are pleased to submit our offer for issuance of Appraisal Report services at book value over the net assets of Termorio S.A..hereinafter referred to as Termorio or Company for base date on August 31, 2011.

This offer confirms our interest with the perspective of rendering yet another service to Petróleo Brasileiro S.A. –Petrobras and the confidence that KPMG Auditores Independentes shall make available all the required resources to serve you with the professionalism and technical expertise which are necessary for the enforcement of this service. Our offer is grounded on public information about Termorio.and the conversations with you and has as purpose to submit the required information which shall make it possible for you to take a decision.

For intelligibility purposes, our offer is divided in five parts, namely:

A - Purpose of the appraisal reports

B - Features of the reports to be issued

C - Fees and payment terms

D - Other terms and conditions for hiring our audit services

E - Acceptance

We very much appreciate the attention rendered to us, and kindly request you to return a copy of the offer with your acceptance of the terms herein.

We would be pleased to schedule a meeting to provide any further clarifications you may deem adequate.

KPMG Auditores Independentes, Uma Sociedade Simples Brasileira O Firma-Membro Da Rede KPMG De Firmas-Membro Independentes E Afiliadas A KPMG International Cooperative ("KPMG International”), Uma Entidade Suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Nature and scope of services

The report to be issued for the base date August 31, 2011 has as exclusive purpose to be an integral part of the incorporation procedure for the book value net assets of Termorio by controlling shareholder Petróleo Bra-sileiro S.A.

There shall be used the accounting appraisal criteria provided for in article 183 and 184, in Act nº 6.404/76, amended by Act nº 11.638/07, for appraisal of the book value asset referred to hereinbefore.

We shall conduct our appraisal in compliance with the procedures set forth in the Auditing Standards and Procedures - NPA 14 Appraisal Reports issued by independent public accountant, from IBRACON (Instituto dos Auditores Independentes do Brasil) and shall especially comprise the procedures as follows:

• Confrontation based on tests of certain assets and liabilities contained in the balance sheet with the corresponding accounting books and tax documents.

• Confirmation, by means of tests, of the use of appraisal criteria for the assets and liabilities provided for in articles 183 and 184, in Act n° 6.404/76 amended by Act n° 11.638/07.

• Other auditing procedures we deem necessary in the circumstances, pursuant to NPA 14.

Upon the completion of our work, we shall request from you letters of representation, by means of which we intend to confirm, to your best understanding, the representations during our appraisals.

It is our professional responsibility to issue a book value appraisal report over the net assets from Termorio for the aforementioned base date. The Senior Administration is also responsible for the choice of suitable accounting policies, for the implementation of an internal control structure for the accounting maintenance of the net assets and to provide reasonable assurance against the event of errors and irregularities which are significant regarding the accounting net assets.

Professional services rendering offer	1

The book value appraisal report to be issued for the base date August 31, 2011 shall be include as an integral part of the incorporation procedure for the book value net assets of Termorio by controling shareholder Petróleo Brasileiro S.A. – Petrobras shall be issued in the Portuguese language and shall state the accounting balances for the accounting net assets of this Company and shall contain:

a. Purpose of the appraisal

b. Work scope

c. Conclusion

Prior to the issuance of these book value Appraisal Reports, we shall discuss with the results of our work with the company’s Senior Management. However, any significant problems found during our work shall be immediately informed to you.

We would like to remind you that the documents to be requested by KPMG shall be provided on the agreed date, so that we may meet the contractual delivery terms for the book value Appraisal Reports.

The aforementioned report shall be discussed with you prior to their final issuance.

Professional services rendering offer	2

For the execution of the services which the subject matter of this proposal Petróleo Brasileiro S.A. – Petro-bras shall pay to KPMG fees in the amount of BRL 13,160.00 (thirteen thousand one hundred and sixty reais), which shall correspond to the services to be provided in consideration of the different professional categories involved in the execution of the service according to Annexes I and II of the present instrument.

The certain and due amount of the aforementioned fees, as agreed between the parties, shall be paid in a single instalment after the issuance of the respective Appraisal Report.

The fees herein agreed upon shall be added of relevant taxes (ISS, PIS and COFINS) and have been established considering the legislation in force and applicable. Therefore, the increase in taxes shall be automatically on loaned to the price of services, in order to adjust the economic-financial balance set forth in this hiring. Likewise, the encumbrance regarding any taxes required from the city of the site where the Company is established or the site where the services shall be totally or partially rendered, under any name or manner, shall be directly borne by Petróleo Brasileiro S.A. – Petrobras, or added to the amount of due fees, as the case may be.

Our fees shall be adjusted yearly according to the General Market Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, in case it is suppressed or extinct, replaced by a readjustment index allowed by the Law, with comparable composition and scope, as a manner to preserve the economical statement of the contracted amount, so as not to allow that this suffers deterioration as a result of inflation. However, it is hereby reserved the right to automatic application of any subsequent legal provision that may authorize the indexation of contracts in a period under one year.

We hereby make it clear that arrears in the payment shall automatically imply in the liability by Petróleo Bra-sileiro S.A. – Petrobras to add to the regular amount: (i) a moratorium fine of 2% (two percent) over the invoice amount; (ii) arrears interest equivalent to Selic; and (iii) in case the rate in effect for the arrears of the payment of taxes due to the National Treasury does not contain the variation of monetary restatement, the regular amount shall be also added of monetary restatement, according to the General Market Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, in case it is suppressed or extinct, replaced by a readjustment index allowed by the Law, with comparable composition and scope, as a manner to preserve the economical statement of the contracted amount, so as not to allow that this suffers deterioration as a result of inflation.

In case the economic-financial balance set for by this hiring is adversely affected, the parties shall agree upon the required adjustment for the reestablishment of the balance, and any deadlock situation shall constitute a fair reason to terminate the agreement entered based on this proposal, regardless of penalty applied.

In view of the nature of the services subject matter of this proposal, the enforcement of the pecuniary obligations on behalf of KPMG, provided in this section, shall not claim the evidence of compliance of specific good and valuable consideration, being only necessary the allegation of effectiveness of the contractual relation herein established as a result of this proposal, without prejudice to the guaranteed right of Petróleo Brasileiro S.A. – Petrobras to demand, on appropriate form, the fully compliance of the good and valuable consideration by KPMG, in face of any default, by means of specific execution.

Professional services rendering offer	13

A – Responsibilities and limitations

We hereby clarify that the events and circumstances referred to hereinafter are inherent to the auditing works aimed at supporting the Book Value Appraisal Reports and may not, by no means, be deemed as insufficient or deficiency of whatsoever nature regarding the auditing services:

a. The auditing services shall be developed based on tests and, in view of this limitation and of others which are inherent to the audit, and any internal control system, it is possible that occasional significant fault in the accounting net access is not detected.

b. The scope of the work offered herein does not consider the specific and stated liability from KPMG to detect frauds in the business operations, in records and documents from the Company. Nevertheless, in case evidence or the existence of frauds is verified, or the mere existence of an appropriate environment for said event, said fact shall be promptly informed to the Company’s Senior Management.

c. The scope of the auditing works does not consider the compliance to personal or specific interests and is related to legal, statutory and ethical issues which determine that the work is carried out in an independent manner.

d. Our legislation is complex, and, many times, the same provision has more than one construal. KPMG aims at keeping updated with the several interpretation options, enabling a broader appraisal of the alternatives and risk involved. Therefore, there may be interpretations of the law which are different from ours. Accordingly, neither KPMG, nor another company may ensure the Company with full assurance that they shall not be questioned by third parties or even notified by inspection.

e. There are circumstances in which the shortcomings in the internal controls documentation or accounting records impose the need to add "emphasis paragraph" or exception paragraphs to the auditors' report, evidencing to the reader certain aspects or limitations in the information contained in the audited financial statements.

f. Our appraisal shall be performed based on the fact that the management acknowledges and understands that is liable to:

a. The development and appropriate submission of the accounting statements in accordance with the accounting practices adopted in Brazil.

b. The internal control that the management may determine if necessary in order to allow the development and the accounting statements free from relevant distortion, whether caused by fraud or error.

Professional services rendering offer	14

c. To provide to us:

i.  Access to all relevant information known by the administration for the purposes of preparation of the accounting statements, such as records, documentation and other matters.

ii. Additional information that the auditor may request from the management for audit purposes.

iii. Irrestricted access to persons within the entity that the auditor may deem necessary in order to obtain audit evidence.

As part of the auditing procedures, we shall be entitled to request from the Management [and whenerver deemed necessary, from the persons responsible for governance], confirmation in writing of the verbal information and representations which were given to us in relation to the audit.

Accordingly, the Company shall be the sole responsible for the performance of their employees and agents, and for the accuracy and integrity of the data and information provided to us for the purposes of the services hereof. By no means shall KPMG be responsible for damages or losses resulting from the inadequate submission of data by the Company, which may adversely affect the regular progress or the result of the services, neither shall they bear said damages or losses. Likewise, KPMG shall not be held liable for the quality or sufficiency of the documents, main and ancillary accounting records and data which may be made available in response to the requests it makes.

Our services may include recommendations; however, the decisions referring to the implementation of said recommendations shall be under full responsibility of the Company. Therefore, in the capacity of a service provider, KPMG shall not be responsible for any management act the Company may adopt or practice based on or as a result of information, auditors' report and reports resulting from the Auditing services which are object of this offer, neither for the undue or unauthorized use the Company makes thereof, directly or indirectly, or by favoring third parties to do so.

In case the Company wish to hire KPMG’s audit services, and provided that there are no impediments for said hiring, KPMG shall perform the services in compliance with this offer and pursuant to the standards set forth by applicable legislation and the statutory procedures issued by organizations regulating the Company’ activities, as well as by Brazilian professional agencies, upon employment of qualified professionals, in a sufficient number, for whom the Company shall provide with the adequate, necessary and essential infrastructure for the enforcement of the service.

B - Property and use of results

In order to improve our services, we create, acquire or own several concepts, methodologies and techniques, templates, standards, software, operator interfaces or screen designs, advisory tools in general and software with methods, logics and coherence regarding systems operation (jointly referred to as "KPMG Property"). We hold all the right of KPMG Property. Accordingly, there shall be no interest or right over said property by the Company. Furthermore, regardless of the acceptance of this offer by the Company, we shall be free to offer services of whatsoever type to any other party, in the manner we deem suitable, and we may use KPMG Property for that purpose. We acknowledge that KPMG Property shall not include any of the classified information from the Company, neither their tangible or intangible property, and we shall not have any rights over the Company’s property.

The acceptance hereof shall imply in the acknowledgment and consent by the Company that any other advice, recommendations and/or information provided by us regarding this offer, shall be for their confidential use. Except as provided for by the law or in cases where the product we delivered has as purpose the disclosure to third parties, the Company shall not expose or grant access to said advice, recommendations, information, as well as to the result of the work, to third parties, neither shall they summarize or refer to said advice, recommendations and/or information nor to the result of the work or to the content of the documents which grounded our hiring, including hereof, unless upon previous and express valid consent from us. Therefore, the Company undertakes to award damages, defend and secure us from and against any liabilities summoned against KPMG, by any third parties, resulting from the undue use, possession or disclosure.

Professional services rendering offer	5

The Company undertakes to previously and expressly consult with us about any intentions of disclosing any material made available by us to third parties, due to or as a result of the services hereof or the total or partial reproduction thereof, and to make available the material to be disclosed, in writing, at that time of the consultation so that we may have means to appraise and issue an opinion, exclusively according to the ethical and legal principles to which we are subject by internal, statutory and legal conventions.

Moreover, we clarify for due purposes that "the audit of the financial statements constitutes a set of technical procedures which has as a purpose the issuance of a report about its compliance, pursuant to the Key Accounting Principles and the Brazilian Accounting Standards, and, where applicable, to specific legislation" and that "the independent public accountant’s report has as limits, the very purposes of the audit for the financial statements and does not state, therefore, a guarantee of future feasibility of the entity or any type of affidavit regarding the efficiency of the senior management in relation to business management".

In order not to have this legal limit in the auditor’s opinion infringed, in a clear opposition to the standard, this shall not be combined, incorporated or associated to other documents or certain groups of information which extrapolate those which are integral part of the audited financial statements, as there may occur, for instance, in cases where the auditor’s opinion is inadequately incorporated to leaflets for offer of securities.

Therefore, in cases of offer of securities to the public, the auditor shall consider any relevant legal requirement, applicable in all jurisdictions where the securities are being offered. For instance, the auditor may be compelled to enforce additional auditing procedures until the date of the final offer document, or on a date close to the effective date of the final offer document. Likewise, there must be included the reading of the offer document in order to evaluate if other information contained in said document are not inconsistent with the accounting information to which the auditor is related.

Furthermore, the Securities Commission (CVM) provides for that independent public accountants, in the enforcement of their activities within the scope of the securities market, in case they verify any significant irregularity which has or may have significant implications in the audited entity operations, shall inform said fact to CVM, in writing, within the statutory term (CVM Ruling n° 308/99, art. 25).

In view of the foregoing ground, the auditors' report and the other documents and materials we issue for the Company, as a result of this hiring, may not be referred to or used within the scope of any securities offer, of whatsoever type, in any place or otherwise inappropriate, especially in view of the clarifications in this section.

Therefore, in case the Company wish to use the auditors' report or other documents issued due to this hiring for any of the hypothesis referred to in the previous paragraph, they shall previously consult with us within a reasonable advance period so that we may discuss and, whenever possible, agree upon any additional audit procedures, as well as the corresponding fees, which shall make it feasible the regular use of said documents for the intended purpose by the Company.

C - Working papers

During the enforcement of the audit services, we shall have access to verbal and written information, documents and data in general, which shall be recorded and files, if necessary, in electronic means, being the Company responsible for their upkeep, for the legal term, of all accounting records and other documents which support commercial and tax records. Even so, pursuant to the professional legal and statutory standards from the several technical areas required for the enforcement of the services hereof, aiming at documenting significant aspects, if necessary, we may hold and keep in our files, copies and notes of all the verbal and written information, documents and data in general, including classified information which may be made available to us as a result or due to the contracted services rendering.

D - Confidentiality

The Company, upon accepting this offer, acknowledge its validity, and agree with its terms, and, therefore, undertake, as well as KPMG, to act in a manner so that all the information provided by one party (Disclosing Party) to the other (Receiving Party), regarding the service agreed upon hereby, shall be received in confidentiality, used only for the purposes of the enforcement of the auditing services and that no classified information is disclosed by the Receiving Party neither by its agents or personnel without previous consent in writing from the Disclosing Party.

Professional services rendering offer	6

The liability of confidentiality is not applicable to the information which: (i) is already known by the Receiving Party without liability of confidentiality on the occasion of disclosure by the Disclosing Party; (ii) is public domain or become public domain without infringement to this offer; (iii) is legally received from third parties who are not subject to commitments or agreements of confidentiality with the Disclosing Party; (iv) is developed independent from the Receiving Party, not using classified information from the Receiving Party; (v) is disclosed, without similar restrictions, to third parties, by the Disclosing Party; (vi) is approved by the Disclosing Party for disclosure, or is no longer deemed by the Disclosing Party as being classified information; (vii) has its disclosure required pursuant to the law, by relevant authority or professional standard; or (viii) needs to be disclosed so that the Receiving Party may defend itself, in case of initiation of an administrative, arbitral or judicial procedure against it.

The Company hereby authorizes KPMG to share classified information with other KPMG International’s member firms, before, during and after the rendering of the services agreed upon, provided that these undertake to observe the confidentiality of the classified information.

We inform that we may be requested to grant access and/or to supply with copies o four working papers which have served as a basis for the issuance of our quarterly statements review report or the auditors' report, compliant to the scope set forth herein, to the inspection of regulating organizations to which the Company are subordinate, due to their activity or the fact of being an open capital entity.

Upon the occurrence of any request, you shall be previously informed, so that you may adopt the measures you deem appropriate for the protection of your interests. The mere non-authorization, not being grounded on judicial protection shall not be enough to prevent the fulfillment of the resolution from said authority.

In case one of the parties receives a summons or another administrative or judicial demand validly issued, requesting the disclosure of the classified information from the other party, said party shall immediately issue a warning notice about said request in writing to the other party, in order to allow it to search for a protection order. As soon as the summoned party to disclose said information provides the notice, this party shall be entitled to submit to said request to the extent as provided for by the law or established in said request, being subject to any protection order or any other similar which is valid and effective that the affected party regarding the confidentiality of the information may obtain.

E - Use of electronic mail

KPMG’s Information Security policy observes the practices enforced by the market (except encryption); however, KPMG does not take any responsibility for damages resulting from electronic communication. During the contractual relation set forth based on this document, KPMG may communicate with the Company by means of electronic mail or send documents by electronic means. The Company accepts the risks inherent to these communication means (including the risk of de interception or unauthorized access to said communications, the risk of corruption of said communications and the risks of virus or other harmful devices, which are likely to occur, despite the security policy in force at KPMG) and agrees that only the final versions of the documents and the information sent by KPMG shall be deemed as valid by the Company. KPMG shall only be responsible for the original content kept in its records. The undue use of said information by third parties shall not KPMG’s responsibility.

F - Termination

The non-compliance of any condition set forth herein, as well as the enforcement of its purpose in disagreement with the provisions agreed upon, shall entitle the aggrieved party to terminate it upon express notice to the infringing party, with an advance period of ten business days.

Besides this hypothesis, the contractual relation may be terminated in the cases as follows:

a. Amendment of the articles of incorporation or by-laws or change of purpose or company structure of the parties which adversely affect the enforcement of this agreement.

b. Assignment of the rights and/or liabilities relevant to this offer without previous and express authorization from the other party.

Professional services rendering offer	7

c. Repeated failures duly registered and attested by the parties.

d. In case any of the parties wishes to do so, upon communication with an advance period of 30 days.

This document shall be automatically terminated in case of bankruptcy, judicial or extrajudicial recovery, intervention or dissolution of any of the parties.

Whatever are the grounds and the origin of the termination, without prejudice to the applicable penalties, Petróleo Brasileiro S.A. – Petrobras undertake to reimburse all the expenses incurred by us until the date of the effective termination, as well as the payment of the service performed until the same date.

Exceptionally, the agreement set forth with the acceptance of this offer may be terminated in the event a supervening fact is verified, due to national or international standards, which imply in the impediment to the continuation of the work.

The conditions contained in this offer shall be valid for 30 (thirty) business days, counted as of its issuance.

In case the Company desires to hire KPMG Auditores Independentes’ services, the acceptance of this offer shall be stated upon returning a copy thereof, duly executed by its representative, with initials in all pages hereof.

In case Petróleo Brasileiro S.A. – Petrobras fails to demonstrate their interest in the manner as described hereinbefore, but authorize the beginning of the service rendering contemplated hereof, either verbally or in writing e without expressly stating any restrictions to the terms and conditions hereof, said act shall state the Petróleo Brasileiro S.A. – Petrobras ’ implicit adhesion to all the terms and conditions set forth herein and, therefore, the contractual relation which shall be established between the parties shall be deemed as adequate, by all means, as provided for hereof.

Upon the receipt of your confirmation, we shall start planning the work, so that we may assign as many workers as possible to the service of the Company.

By these presents, Petróleo Brasileiro S.A. – Petrobras agrees with the terms contained herein and hire KPMG Auditores Independentes to perform the works described herein, pursuant to the conditions submitted hereof. This instrument revokes all previous understandings and agreements between the parties about the matter contemplated hereof. Any amendment to the terms hereof shall be done formally, in writing, and shall only enter into force if the document is duly executed by the parties’ authorized representatives.

G - Legal entity’s logotype

For the purposes of presentation, KPMG is entitled to use the Company's name and logotype, as well as similar brands in reports and in presentations related to projects developed by the Company.

For the purposes of marketing and publication or service negotiation (and/or for the purposes of presentation to the customer or for internal use), KPMG and KPMG International’s member firms may disclose the fact that they are rendering services to the Company, identifying it by its name and/or by its logotype and only making reference to the general nature or category of the services and any details which shall legally become public domain.

Professional services rendering offer	8

The contract agreed upon as provided for in this offer shall be governed and construed in compliance with the laws of the Federative Republic of Brazil, and the jurisdiction to settle any disagreement of whatsoever type between KPMG and Petróleo Brasileiro S.A. – Petrobras, by mutual and irrevocable agreement, shall be the jurisdiction of the Circuit Court of the City of Rio de Janeiro, in the State of Rio de Janeiro.

Approval date: October 03, 2011

Signature:

Name: Jose Alcides Santoro Martins
Title: Executive Manager

Professional services rendering offer	9

ANNEX I - PRICE FORMATION EXHIBIT
Petróleo Brasileiro S.A. – Petrobras

Category	Quantity/ technicians	Total of hours	Hours Unit Price R$	Total amount R$
Partner/Manager	3	2	636.80	1,316.00
Manager	3	6	480.39	2,895.00
Seniors	2	19	261.42	4,941.00
Assistants	4	27	149.70	4,008.00
Total	12	54	244.77	13,160.00

Professional services rendering offer	10

ANNEX II - CONTRACTUAL AMOUNTS STATEMENT
Petróleo Brasileiro S.A. – Petrobras

			Quant x Unit Price
Services	Quantity/Unit	Unit Price R$	Partial price R$
Book value appraisal on the base date of August 31, 2011 over the net assets of Termorio S.A. -Termorio, pursuant to the appraisal criteria provided in the Auditing Standards and Procedures 14-NPA14.	1

	Appraisal	13,160.00	13,160.00

		Total	13,160.00

Professional services rendering offer	11

Contact

Bernardo Moreira Peixoto Neto
Partner
+55 (21) 3515-9413
bmoreiraelkpmg.com.br

Milena dos Santos Rosa
Manager
+55 (21) 3515-9217
mrosa@kpmg.com.br

www.kpmg.com/BR

© 2011 KPMG Auditores Independentes. A Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

This offer was prepared by KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG International does not provide services to clients. This offer is strictly confidential and was prepared exclusively for internal use by Petróleo Brasileiro SA – Petrobras, in order to provide it with enough information to take the decision of hiring or not KPMG Auditores Independentes’ services. This document may not be disclosed, commented or copied, in its entirety of in part, without our previous written consent. Any disclosure beyond that allowed as provided for herein may adversely affect KPMG Auditores Independentes’ business interests. KPMG holds the property hereof, including copyright and all the other intellectual property rights.

KPMG and the KPMG’s logotype are trademarks of KPMG International

KPMG

Petróleo Brasileiro S.A.

Professional services rendering offer

AUDIT

AUDIT – TAX - ADVISORY

A – Purpose of the appraisal reports	1
B – Features of the report to be issued	2
C - Fees and payment terms	3
D – Other terms and conditions for hiring our audit services	4
E – Acceptance	9
ANNEX 1 - PRICE FORMATION EXHIBIT	10
ANNEX II - CONTRACTUAL AMOUNTS STATEMENT	11

KPMG Auditores Independentes	Central Tel	56 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55(21)3515-9000
20031 -000 Rio do Janeiro. RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil
To

Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

September 12, 2011

Care of: Mr. José Alcides Santoro Martins

Dear Sirs:

We are pleased to submit our offer for issuance of Appraisal Report services at book value over the net assets of

Usina Termelétrica Juiz de Fora S.A. .herein after referred to as UTE – JF or Company for base date on August 31, 2011.

This offer confirms our interest with the perspective of rendering yet another service to Petróleo Brasileiro S.A. – Petrobras and the confidence that KPMG Auditores Independentes shall make available all the required resources to serve you with the professionalism and technical expertise which are necessary for the enforcement of this service. Our offer is grounded on public information about Usina Termelétrica Juiz de Fora S.A. –UTE JF and the conversations with you and has as purpose to submit the required information which shall make it possible for you to take a decision.

For intelligibility purposes, our offer is divided in five parts, namely:

A - Purpose of the appraisal reports

B - Features of the reports to be issued

C - Fees and payment terms

D - Other terms and conditions for hiring our audit services

E - Acceptance

We very much appreciate the attention rendered to us, and kindly request you to return a copy of the offer with your acceptance of the terms herein.

We would be pleased to schedule a meeting to provide any further clarifications you may deem adequate.

KPMG Auditores Independentes, Uma Sociedade Simples Brasileira O Firma-Membro Da Rede KPMG De Firmas-Membro Independentes E Afiliadas A KPMG International Cooperative ("KPMG International”), Uma Entidade Suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Nature and scope of services

The report to be issued for the base date August 31, 2011 has as exclusive purpose to be an integral part of the incorporation procedure for the book value net assets of Usina Termelétrica Juiz de Fora S.A. – UTE JF by controlling shareholder Petróleo Brasileiro S.A.

There shall be used the accounting appraisal criteria provided for in article 183 and 184, in Act nº 6.404/76, amended by Act nº 11.638/07, for appraisal of the book value asset referred to hereinbefore.

We shall conduct our appraisal in compliance with the procedures set forth in the Auditing Standards and Procedures - NPA 14 Appraisal Reports issued by independent public accountant, from IBRACON (Instituto dos Auditores Independentes do Brasil) and shall especially comprise the procedures as follows:

• Confrontation based on tests of certain assets and liabilities contained in the balance sheet with the corresponding accounting books and tax documents.

• Confirmation, by means of tests, of the use of appraisal criteria for the assets and liabilities provided for in articles 183 and 184, in Act n° 6.404/76 amended by Act n° 11.638/07.

• Other auditing procedures we deem necessary in the circumstances, pursuant to NPA 14.

Upon the completion of our work, we shall request from you letters of representation, by means of which we intend to confirm, to your best understanding, the representations during our appraisals.

It is our professional responsibility to issue a book value appraisal report over the net assets from Usina Ter-melétrica Juiz de Fora S.A. – UTE JF for the aforementioned base date. The Senior Administration is also responsible for the choice of suitable accounting policies, for the implementation of an internal control structure for the accounting maintenance of the net assets and to provide reasonable assurance against the event of errors and irregularities which are significant regarding the accounting net assets.

Professional services rendering offer	1

The book value appraisal report to be issued for the base date August 31, 2011 shall be include as an integral part of the incorporation procedure for the book value net assets of Usina Termelétrica Juiz de Fora S.A. –UTE JF by controling shareholder Petróleo Brasileiro S.A. – Petrobras shall be issued in the Portuguese language and shall state the accounting balances for the accounting net assets of this Company and shall contain:

a. Purpose of the appraisal

b. Work scope

c. Conclusion

Prior to the issuance of these book value Appraisal Reports, we shall discuss with the results of our work with the company’s Senior Management. However, any significant problems found during our work shall be immediately informed to you.

We would like to remind you that the documents to be requested by KPMG shall be provided on the agreed date, so that we may meet the contractual delivery terms for the book value Appraisal Reports.

The aforementioned report shall be discussed with you prior to their final issuance.

Professional services rendering offer	2

For the execution of the services which the subject matter of this proposal Petróleo Brasileiro S.A. – Petro-bras shall pay to KPMG fees in the amount of BRL 20,000.00 (twenty thousand reais), which shall correspond to the services to be provided in consideration of the different professional categories involved in the execution of the service according to Annexes I and II of the present instrument.

The certain and due amount of the aforementioned fees, as agreed between the parties, shall be paid in a single instalment after the issuance of the respective Appraisal Report.

The fees herein agreed upon shall be added of relevant taxes (ISS, PIS and COFINS) and have been established considering the legislation in force and applicable. Therefore, the increase in taxes shall be automatically on loaned to the price of services, in order to adjust the economic-financial balance set forth in this hiring. Likewise, the encumbrance regarding any taxes required from the city of the site where the Company is established or the site where the services shall be totally or partially rendered, under any name or manner, shall be directly borne by Petróleo Brasileiro S.A. – Petrobras, or added to the amount of due fees, as the case may be.

Our fees shall be adjusted yearly according to the General Market Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, in case it is suppressed or extinct, replaced by a readjustment index allowed by the Law, with comparable composition and scope, as a manner to preserve the economical statement of the contracted amount, so as not to allow that this suffers deterioration as a result of inflation. However, it is hereby reserved the right to automatic application of any subsequent legal provision that may authorize the indexation of contracts in a period under one year.

We hereby make it clear that arrears in the payment shall automatically imply in the liability by Petróleo Bra-sileiro S.A. – Petrobras to add to the regular amount: (i) a moratorium fine of 2% (two percent) over the invoice amount; (ii) arrears interest equivalent to Selic; and (iii) in case the rate in effect for the arrears of the payment of taxes due to the National Treasury does not contain the variation of monetary restatement, the regular amount shall be also added of monetary restatement, according to the General Market Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, in case it is suppressed or extinct, replaced by a readjustment index allowed by the Law, with comparable composition and scope, as a manner to preserve the economical statement of the contracted amount, so as not to allow that this suffers deterioration as a result of inflation.

In case the economic-financial balance set for by this hiring is adversely affected, the parties shall agree upon the required adjustment for the reestablishment of the balance, and any deadlock situation shall constitute a fair reason to terminate the agreement entered based on this proposal, regardless of penalty applied.

In view of the nature of the services subject matter of this proposal, the enforcement of the pecuniary obligations on behalf of KPMG, provided in this section, shall not claim the evidence of compliance of specific good and valuable consideration, being only necessary the allegation of effectiveness of the contractual relation herein established as a result of this proposal, without prejudice to the guaranteed right of Petróleo Brasileiro S.A. – Petrobras to demand, on appropriate form, the fully compliance of the good and valuable consideration by KPMG, in face of any default, by means of specific execution.

Professional services rendering offer	3

A – Responsibilities and limitations

We hereby clarify that the events and circumstances referred to hereinafter are inherent to the auditing works aimed at supporting the Book Value Appraisal Reports and may not, by no means, be deemed as insufficient or deficiency of whatsoever nature regarding the auditing services:

a. The auditing services shall be developed based on tests and, in view of this limitation and of others which are inherent to the audit, and any internal control system, it is possible that occasional significant fault in the accounting net access is not detected.

b. The scope of the work offered herein does not consider the specific and stated liability from KPMG to detect frauds in the business operations, in records and documents from the Company. Nevertheless, in case evidence or the existence of frauds is verified, or the mere existence of an appropriate environment for said event, said fact shall be promptly informed to the Company’s Senior Management.

c. The scope of the auditing works does not consider the compliance to personal or specific interests and is related to legal, statutory and ethical issues which determine that the work is carried out in an independent manner.

d. Our legislation is complex, and, many times, the same provision has more than one construal. KPMG aims at keeping updated with the several interpretation options, enabling a broader appraisal of the alternatives and risk involved. Therefore, there may be interpretations of the law which are different from ours. Accordingly, neither KPMG, nor another company may ensure the Company with full assurance that they shall not be questioned by third parties or even notified by inspection.

e. There are circumstances in which the shortcomings in the internal controls documentation or accounting records impose the need to add "emphasis paragraph" or exception paragraphs to the auditors' report, evidencing to the reader certain aspects or limitations in the information contained in the audited financial statements.

f. Our appraisal shall be performed based on the fact that the management acknowledges and understands that is liable to:

a. The development and appropriate submission of the accounting statements in accordance with the accounting practices adopted in Brazil.

b. The internal control that the management may determine if necessary in order to allow the development and the accounting statements free from relevant distortion, whether caused by fraud or error.

Professional services rendering offer	4

c. To provide to us:

i.  Access to all relevant information known by the administration for the purposes of preparation of the accounting statements, such as records, documentation and other matters.

ii. Additional information that the auditor may request from the management for audit purposes.

iii. Irrestricted access to persons within the entity that the auditor may deem necessary in order to obtain audit evidence.

As part of the auditing procedures, we shall be entitled to request from the Management [and whenerver deemed necessary, from the persons responsible for governance], confirmation in writing of the verbal information and representations which were given to us in relation to the audit.

Accordingly, the Company shall be the sole responsible for the performance of their employees and agents, and for the accuracy and integrity of the data and information provided to us for the purposes of the services hereof. By no means shall KPMG be responsible for damages or losses resulting from the inadequate submission of data by the Company, which may adversely affect the regular progress or the result of the services, neither shall they bear said damages or losses. Likewise, KPMG shall not be held liable for the quality or sufficiency of the documents, main and ancillary accounting records and data which may be made available in response to the requests it makes.

Our services may include recommendations; however, the decisions referring to the implementation of said recommendations shall be under full responsibility of the Company. Therefore, in the capacity of a service provider, KPMG shall not be responsible for any management act the Company may adopt or practice based on or as a result of information, auditors' report and reports resulting from the Auditing services which are object of this offer, neither for the undue or unauthorized use the Company makes thereof, directly or indirectly, or by favoring third parties to do so.

In case the Company wish to hire KPMG’s audit services, and provided that there are no impediments for said hiring, KPMG shall perform the services in compliance with this offer and pursuant to the standards set forth by applicable legislation and the statutory procedures issued by organizations regulating the Company’ activities, as well as by Brazilian professional agencies, upon employment of qualified professionals, in a sufficient number, for whom the Company shall provide with the adequate, necessary and essential infrastructure for the enforcement of the service.

B - Property and use of results

In order to improve our services, we create, acquire or own several concepts, methodologies and techniques, templates, standards, software, operator interfaces or screen designs, advisory tools in general and software with methods, logics and coherence regarding systems operation (jointly referred to as "KPMG Property"). We hold all the right of KPMG Property. Accordingly, there shall be no interest or right over said property by the Company. Furthermore, regardless of the acceptance of this offer by the Company, we shall be free to offer services of whatsoever type to any other party, in the manner we deem suitable, and we may use KPMG Property for that purpose. We acknowledge that KPMG Property shall not include any of the classified information from the Company, neither their tangible or intangible property, and we shall not have any rights over the Company’s property.

The acceptance hereof shall imply in the acknowledgment and consent by the Company that any other advice, recommendations and/or information provided by us regarding this offer, shall be for their confidential use. Except as provided for by the law or in cases where the product we delivered has as purpose the disclosure to third parties, the Company shall not expose or grant access to said advice, recommendations, information, as well as to the result of the work, to third parties, neither shall they summarize or refer to said advice, recommendations and/or information nor to the result of the work or to the content of the documents which grounded our hiring, including hereof, unless upon previous and express valid consent from us. Therefore, the Company undertakes to award damages, defend and secure us from and against any liabilities summoned against KPMG, by any third parties, resulting from the undue use, possession or disclosure.

Professional services rendering offer	5

The Company undertakes to previously and expressly consult with us about any intentions of disclosing any material made available by us to third parties, due to or as a result of the services hereof or the total or partial reproduction thereof, and to make available the material to be disclosed, in writing, at that time of the consultation so that we may have means to appraise and issue an opinion, exclusively according to the ethical and legal principles to which we are subject by internal, statutory and legal conventions.

Moreover, we clarify for due purposes that "the audit of the financial statements constitutes a set of technical procedures which has as a purpose the issuance of a report about its compliance, pursuant to the Key Accounting Principles and the Brazilian Accounting Standards, and, where applicable, to specific legislation" and that "the independent public accountant’s report has as limits, the very purposes of the audit for the financial statements and does not state, therefore, a guarantee of future feasibility of the entity or any type of affidavit regarding the efficiency of the senior management in relation to business management".

In order not to have this legal limit in the auditor’s opinion infringed, in a clear opposition to the standard, this shall not be combined, incorporated or associated to other documents or certain groups of information which extrapolate those which are integral part of the audited financial statements, as there may occur, for instance, in cases where the auditor’s opinion is inadequately incorporated to leaflets for offer of securities.

Therefore, in cases of offer of securities to the public, the auditor shall consider any relevant legal requirement, applicable in all jurisdictions where the securities are being offered. For instance, the auditor may be compelled to enforce additional auditing procedures until the date of the final offer document, or on a date close to the effective date of the final offer document. Likewise, there must be included the reading of the offer document in order to evaluate if other information contained in said document are not inconsistent with the accounting information to which the auditor is related.

Furthermore, the Securities Commission (CVM) provides for that independent public accountants, in the enforcement of their activities within the scope of the securities market, in case they verify any significant irregularity which has or may have significant implications in the audited entity operations, shall inform said fact to CVM, in writing, within the statutory term (CVM Ruling n° 308/99, art. 25).

In view of the foregoing ground, the auditors' report and the other documents and materials we issue for the Company, as a result of this hiring, may not be referred to or used within the scope of any securities offer, of whatsoever type, in any place or otherwise inappropriate, especially in view of the clarifications in this section.

Therefore, in case the Company wish to use the auditors' report or other documents issued due to this hiring for any of the hypothesis referred to in the previous paragraph, they shall previously consult with us within a reasonable advance period so that we may discuss and, whenever possible, agree upon any additional audit procedures, as well as the corresponding fees, which shall make it feasible the regular use of said documents for the intended purpose by the Company.

C - Working papers

During the enforcement of the audit services, we shall have access to verbal and written information, documents and data in general, which shall be recorded and files, if necessary, in electronic means, being the Company responsible for their upkeep, for the legal term, of all accounting records and other documents which support commercial and tax records. Even so, pursuant to the professional legal and statutory standards from the several technical areas required for the enforcement of the services hereof, aiming at documenting significant aspects, if necessary, we may hold and keep in our files, copies and notes of all the verbal and written information, documents and data in general, including classified information which may be made available to us as a result or due to the contracted services rendering.

D - Confidentiality

The Company, upon accepting this offer, acknowledge its validity, and agree with its terms, and, therefore, undertake, as well as KPMG, to act in a manner so that all the information provided by one party (Disclosing Party) to the other (Receiving Party), regarding the service agreed upon hereby, shall be received in confidentiality, used only for the purposes of the enforcement of the auditing services and that no classified information is disclosed by the Receiving Party neither by its agents or personnel without previous consent in writing from the Disclosing Party.

Professional services rendering offer	6

The liability of confidentiality is not applicable to the information which: (i) is already known by the Receiving Party without liability of confidentiality on the occasion of disclosure by the Disclosing Party; (ii) is public domain or become public domain without infringement to this offer; (iii) is legally received from third parties who are not subject to commitments or agreements of confidentiality with the Disclosing Party; (iv) is developed independent from the Receiving Party, not using classified information from the Receiving Party; (v) is disclosed, without similar restrictions, to third parties, by the Disclosing Party; (vi) is approved by the Disclosing Party for disclosure, or is no longer deemed by the Disclosing Party as being classified information; (vii) has its disclosure required pursuant to the law, by relevant authority or professional standard; or (viii) needs to be disclosed so that the Receiving Party may defend itself, in case of initiation of an administrative, arbitral or judicial procedure against it.

The Company hereby authorizes KPMG to share classified information with other KPMG International’s member firms, before, during and after the rendering of the services agreed upon, provided that these undertake to observe the confidentiality of the classified information.

We inform that we may be requested to grant access and/or to supply with copies o four working papers which have served as a basis for the issuance of our quarterly statements review report or the auditors' report, compliant to the scope set forth herein, to the inspection of regulating organizations to which the Company are subordinate, due to their activity or the fact of being an open capital entity.

Upon the occurrence of any request, you shall be previously informed, so that you may adopt the measures you deem appropriate for the protection of your interests. The mere non-authorization, not being grounded on judicial protection shall not be enough to prevent the fulfillment of the resolution from said authority.

In case one of the parties receives a summons or another administrative or judicial demand validly issued, requesting the disclosure of the classified information from the other party, said party shall immediately issue a warning notice about said request in writing to the other party, in order to allow it to search for a protection order. As soon as the summoned party to disclose said information provides the notice, this party shall be entitled to submit to said request to the extent as provided for by the law or established in said request, being subject to any protection order or any other similar which is valid and effective that the affected party regarding the confidentiality of the information may obtain.

E - Use of electronic mail

KPMG’s Information Security policy observes the practices enforced by the market (except encryption); however, KPMG does not take any responsibility for damages resulting from electronic communication. During the contractual relation set forth based on this document, KPMG may communicate with the Company by means of electronic mail or send documents by electronic means. The Company accepts the risks inherent to these communication means (including the risk of de interception or unauthorized access to said communications, the risk of corruption of said communications and the risks of virus or other harmful devices, which are likely to occur, despite the security policy in force at KPMG) and agrees that only the final versions of the documents and the information sent by KPMG shall be deemed as valid by the Company. KPMG shall only be responsible for the original content kept in its records. The undue use of said information by third parties shall not KPMG’s responsibility.

F - Termination

The non-compliance of any condition set forth herein, as well as the enforcement of its purpose in disagreement with the provisions agreed upon, shall entitle the aggrieved party to terminate it upon express notice to the infringing party, with an advance period of ten business days.

Besides this hypothesis, the contractual relation may be terminated in the cases as follows:

a. Amendment of the articles of incorporation or by-laws or change of purpose or company structure of the parties which adversely affect the enforcement of this agreement.

b. Assignment of the rights and/or liabilities relevant to this offer without previous and express authorization from the other party.

Professional services rendering offer	7

c. Repeated failures duly registered and attested by the parties.

d. In case any of the parties wishes to do so, upon communication with an advance period of 30 days.

This document shall be automatically terminated in case of bankruptcy, judicial or extrajudicial recovery, intervention or dissolution of any of the parties.

Whatever are the grounds and the origin of the termination, without prejudice to the applicable penalties, Petróleo Brasileiro S.A. – Petrobras undertake to reimburse all the expenses incurred by us until the date of the effective termination, as well as the payment of the service performed until the same date.

Exceptionally, the agreement set forth with the acceptance of this offer may be terminated in the event a supervening fact is verified, due to national or international standards, which imply in the impediment to the continuation of the work.

The conditions contained in this offer shall be valid for 30 (thirty) business days, counted as of its issuance.

In case the Company desires to hire KPMG Auditores Independentes’ services, the acceptance of this offer shall be stated upon returning a copy thereof, duly executed by its representative, with initials in all pages hereof.

In case Petróleo Brasileiro S.A. – Petrobras fails to demonstrate their interest in the manner as described hereinbefore, but authorize the beginning of the service rendering contemplated hereof, either verbally or in writing e without expressly stating any restrictions to the terms and conditions hereof, said act shall state the Petróleo Brasileiro S.A. – Petrobras ’ implicit adhesion to all the terms and conditions set forth herein and, therefore, the contractual relation which shall be established between the parties shall be deemed as adequate, by all means, as provided for hereof.

Upon the receipt of your confirmation, we shall start planning the work, so that we may assign as many workers as possible to the service of the Company.

By these presents, Petróleo Brasileiro S.A. – Petrobras agrees with the terms contained herein and hire KPMG Auditores Independentes to perform the works described herein, pursuant to the conditions submitted hereof. This instrument revokes all previous understandings and agreements between the parties about the matter contemplated hereof. Any amendment to the terms hereof shall be done formally, in writing, and shall only enter into force if the document is duly executed by the parties’ authorized representatives.

G - Legal entity’s logotype

For the purposes of presentation, KPMG is entitled to use the Company's name and logotype, as well as similar brands in reports and in presentations related to projects developed by the Company.

For the purposes of marketing and publication or service negotiation (and/or for the purposes of presentation to the customer or for internal use), KPMG and KPMG International’s member firms may disclose the fact that they are rendering services to the Company, identifying it by its name and/or by its logotype and only making reference to the general nature or category of the services and any details which shall legally become public domain.

Professional services rendering offer	8

The contract agreed upon as provided for in this offer shall be governed and construed in compliance with the laws of the Federative Republic of Brazil, and the jurisdiction to settle any disagreement of whatsoever type between KPMG and Petróleo Brasileiro S.A. – Petrobras, by mutual and irrevocable agreement, shall be the jurisdiction of the Circuit Court of the City of Rio de Janeiro, in the State of Rio de Janeiro.

Approval date: October 03, 2011

Signature:

Name: Jose Alcides Santoro Martins

Title: Executive Manager

Professional services rendering offer	9

ANNEX I - PRICE FORMATION EXHIBIT
Petróleo Brasileiro S.A. – Petrobras

Category	Quantity/ technicians	Total of hours	Hours Unit Price R$	Total amount R$
Partner/Manager	3	3	636.80	2,000.52
Manager	3	9	480.39	4,398.28
Seniors	2	29	261.42	7,511.68
Assistants	4	41	149.70	6,089.52
Total	12	82	244.77	20,000.00

Professional services rendering offer	10

ANNEX II - CONTRACTUAL AMOUNTS STATEMENT
Petróleo Brasileiro S.A. – Petrobras

			Quant x Unit Price
Services	Quantity/Unit	Unit Price R$	Partial price R$
Book value appraisal on the base date of August 31, 2011 over the net assets of Usina Termelétrica Juiz de Fora S.A. – UTE JF, pursuant to the appraisal criteria provided in the Auditing Standards and Procedures 14 - NPA14.	1

	Appraisal	20,000.00	20,000.00

		Total	20,000.00

Professional services rendering offer	11

Contact

Bernardo Moreira Peixoto Neto
Partner
+55 (21) 3515-9413
bmoreiraelkpmg.com.br

Milena dos Santos Rosa
Manager
+55 (21) 3515-9217
mrosa@kpmg.com.br

www.kpmg.com/BR

© 2011 KPMG Auditores Independentes. A Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

This offer was prepared by KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG International does not provide services to clients. This offer is strictly confidential and was prepared exclusively for internal use by Petróleo Brasileiro SA –Petrobras, in order to provide it with enough information to take the decision of hiring or not KPMG Auditores Independentes’ services. This document may not be disclosed, commented or copied, in its entirety of in part, without our previous written consent. Any disclosure beyond that allowed as provided for herein may adversely affect KPMG Auditores Independentes’ business interests. KPMG holds the property hereof, including copyright and all the other intellectual property rights.

KPMG and the KPMG’s logotype are trademarks of KPMG International

KPMG

Petróleo Brasileiro S.A.

Professional services rendering offer

AUDIT

AUDIT – TAX - ADVISORY

I – Purpose of the appraisal reports	1
II – Features of the report to be issued	2
III - Fees and payment terms	3
IV – Other terms and conditions for hiring our audit services	4
V – Acceptance	9
ANNEX I - Price Formation Exhibit Annex	10
ANNEX II - Contractual Amounts Statement	11

KPMG Auditores Independentes	Central Tel	56 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55(21)3515-9000
20031 -000 Rio do Janeiro. RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

To

Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

September 9, 2011

Care of: Mr. José Alcides Santoro Martins

Dear Sirs:

We are pleased to submit our offer for issuance of Appraisal Report services at book value over the net assets of FAFEN ENERGIA S.A.hereinafter referred to as Company or FAFEN for base date on August 31, 2011.

This offer confirms our interest with the perspective of rendering yet another service to Petróleo Brasileiro S.A. – Petrobras and the confidence that KPMG Auditores Independentes shall make available all the required resources to serve you with the professionalism and technical expertise which are necessary for the enforcement of this service. Our offer is grounded on public information about FAFEN ENERGIA S.A.and the conversations with you and has as purpose to submit the required information which shall make it possible for you to take a decision.

For intelligibility purposes, our offer is divided in five parts, namely: A - Purpose of the appraisal reports B - Features of the reports to be issued C - Fees and payment terms D - Other terms and conditions for hiring our audit services E - Acceptance

We very much appreciate the attention rendered to us, and kindly request you to return a copy of the offer with your acceptance of the terms herein.

We would be pleased to schedule a meeting to provide any further clarifications you may deem adequate.

KPMG Auditores Independentes, Uma Sociedade Simples Brasileira O Firma-Membro Da Rede KPMG De Firmas-Membro Independentes E Afiliadas A KPMG International Cooperative ("KPMG International”), Uma Entidade Suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Nature and scope of services

The report to be issued for the base date August 31, 2011 has as exclusive purpose to be an integral part of the incorporation procedure for the book value net assets of FAFEN Energia S.A.by controlling shareholder

Petróleo Brasileiro S.A.

There shall be used the accounting appraisal criteria provided for in article 183 and 184, in Act nº 6.404/76, amended by Act nº 11.638/07, for appraisal of the book value asset referred to hereinbefore.

We shall conduct our appraisal in compliance with the procedures set forth in the Auditing Standards and Procedures - NPA 14 Appraisal Reports issued by independent public accountant, from IBRACON (Instituto dos Auditores Independentes do Brasil) and shall especially comprise the procedures as follows:

• Confrontation based on tests of certain assets and liabilities contained in the balance sheet with the corresponding accounting books and tax documents.

• Confirmation, by means of tests, of the use of appraisal criteria for the assets and liabilities provided for in articles 183 and 184, in Act n° 6.404/76 amended by Act n° 11.638/07.

• Other auditing procedures we deem necessary in the circumstances, pursuant to NPA 14.

Upon the completion of our work, we shall request from you letters of representation, by means of which we intend to confirm, to your best understanding, the representations during our appraisals.

It is our professional responsibility to issue a book value appraisal report over the net assets from FAFEN En-ergia S.A.for the aforementioned base date. The Senior Administration is also responsible for the choice of suitable accounting policies, for the implementation of an internal control structure for the accounting maintenance of the net assets and to provide reasonable assurance against the event of errors and irregularities which are significant regarding the accounting net assets.

Professional services rendering offer	1

The book value appraisal report to be issued for the base date August 31, 2011 shall be include as an integral part of the incorporation procedure for the book value net assets of FAFEN Energia S.A. by controling shareholder Petróleo Brasileiro S.A. – Petrobras shall be issued in the Portuguese language and shall state the accounting balances for the accounting net assets of this Company and shall contain:

a. Purpose of the appraisal

b. Work scope c. Conclusion

Prior to the issuance of these book value Appraisal Reports, we shall discuss with the results of our work with the company’s Senior Management. However, any significant problems found during our work shall be immediately informed to you.

We would like to remind you that the documents to be requested by KPMG shall be provided on the agreed date, so that we may meet the contractual delivery terms for the book value Appraisal Reports.

The aforementioned report shall be discussed with you prior to their final issuance.

Professional services rendering offer	2

For the execution of the services which the subject matter of this proposal Petróleo Brasileiro S.A. – Petro-bras shall pay to KPMG fees in the amount of BRL 13,160.00 (thirteen thousand one hundred and sixty reais), which shall correspond to the services to be provided in consideration of the different professional categories involved in the execution of the service according to Annexes I and II of the present instrument.

The certain and due amount of the aforementioned fees, as agreed between the parties, shall be paid in a single instalment after the issuance of the respective Appraisal Report.

The fees herein agreed upon shall be added of relevant taxes (ISS, PIS and COFINS) and have been established considering the legislation in force and applicable. Therefore, the increase in taxes shall be automatically on loaned to the price of services, in order to adjust the economic-financial balance set forth in this hiring. Likewise, the encumbrance regarding any taxes required from the city of the site where Petróleo Brasileiro S.A. –Petrobras is established or the site where the services shall be totally or partially rendered, under any name or manner, shall be directly borne by Petróleo Brasileiro S.A. – Petrobras, or added to the amount of due fees, as the case may be.

Our fees shall be adjusted yearly according to the General Market Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, in case it is suppressed or extinct, replaced by a readjustment index allowed by the Law, with comparable composition and scope, as a manner to preserve the economical statement of the contracted amount, so as not to allow that this suffers deterioration as a result of inflation. However, it is hereby reserved the right to automatic application of any subsequent legal provision that may authorize the indexation of contracts in a period under one year.

We hereby make it clear that arrears in the payment shall automatically imply in the liability by Petróleo Bra-sileiro S.A. – Petrobras to add to the regular amount: (i) a moratorium fine of 2% (two percent) over the invoice amount; (ii) arrears interest equivalent to Selic; and (iii) in case the rate in effect for the arrears of the payment of taxes due to the National Treasury does not contain the variation of monetary restatement, the regular amount shall be also added of monetary restatement, according to the General Market Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, in case it is suppressed or extinct, replaced by a readjustment index allowed by the Law, with comparable composition and scope, as a manner to preserve the economical statement of the contracted amount, so as not to allow that this suffers deterioration as a result of inflation.

In case the economic-financial balance set for by this hiring is adversely affected, the parties shall agree upon the required adjustment for the reestablishment of the balance, and any deadlock situation shall constitute a fair reason to terminate the agreement entered based on this proposal, regardless of penalty applied.

In view of the nature of the services subject matter of this proposal, the enforcement of the pecuniary obligations on behalf of KPMG, provided in this section, shall not claim the evidence of compliance of specific good and valuable consideration, being only necessary the allegation of effectiveness of the contractual relation herein established as a result of this proposal, without prejudice to the guaranteed right of Petróleo Brasileiro S.A. – Petrobras to demand, on appropriate form, the fully compliance of the good and valuable consideration by KPMG, in face of any default, by means of specific execution.

Professional services rendering offer	3

A – Responsibilities and limitations

We hereby clarify that the events and circumstances referred to hereinafter are inherent to the auditing works aimed at supporting the Book Value Appraisal Reports and may not, by no means, be deemed as insufficient or deficiency of whatsoever nature regarding the auditing services:

a. The auditing services shall be developed based on tests and, in view of this limitation and of others which are inherent to the audit, and any internal control system, it is possible that occasional significant fault in the accounting net access is not detected.

b. The scope of the work offered herein does not consider the specific and stated liability from KPMG to detect frauds in the business operations, in records and documents from the Company. Nevertheless, in case evidence or the existence of frauds is verified, or the mere existence of an appropriate environment for said event, said fact shall be promptly informed to the Company’s Senior Management.

c. The scope of the auditing works does not consider the compliance to personal or specific interests and is related to legal, statutory and ethical issues which determine that the work is carried out in an independent manner.

d. Our legislation is complex, and, many times, the same provision has more than one construal. KPMG aims at keeping updated with the several interpretation options, enabling a broader appraisal of the alternatives and risk involved. Therefore, there may be interpretations of the law which are different from ours. Accordingly, neither KPMG, nor another company may ensure the Company with full assurance that they shall not be questioned by third parties or even notified by inspection.

e. There are circumstances in which the shortcomings in the internal controls documentation or accounting records impose the need to add "emphasis paragraph" or exception paragraphs to the auditors' report, evidencing to the reader certain aspects or limitations in the information contained in the audited financial statements.

f. Our appraisal shall be performed based on the fact that the management acknowledges and understands that is liable to:

a. The development and appropriate submission of the accounting statements in accordance with the accounting practices adopted in Brazil.

b. The internal control that the management may determine if necessary in order to allow the development and the accounting statements free from relevant distortion, whether caused by fraud or error.

Professional services rendering offer	4

c. To provide to us:

i.  Access to all relevant information known by the administration for the purposes of preparation of the accounting statements, such as records, documentation and other matters.

ii. Additional information that the auditor may request from the management for audit purposes.

iii. Irrestricted access to persons within the entity that the auditor may deem necessary in order to obtain audit evidence.

As part of the auditing procedures, we shall be entitled to request from the Management [and whenerver deemed necessary, from the persons responsible for governance], confirmation in writing of the verbal information and representations which were given to us in relation to the audit.

Accordingly, the Company shall be the sole responsible for the performance of their employees and agents, and for the accuracy and integrity of the data and information provided to us for the purposes of the services hereof. By no means shall KPMG be responsible for damages or losses resulting from the inadequate submission of data by the Company, which may adversely affect the regular progress or the result of the services, neither shall they bear said damages or losses. Likewise, KPMG shall not be held liable for the quality or sufficiency of the documents, main and ancillary accounting records and data which may be made available in response to the requests it makes.

Our services may include recommendations; however, the decisions referring to the implementation of said recommendations shall be under full responsibility of the Company. Therefore, in the capacity of a service provider, KPMG shall not be responsible for any management act the Company may adopt or practice based on or as a result of information, auditors' report and reports resulting from the Auditing services which are object of this offer, neither for the undue or unauthorized use the Company makes thereof, directly or indirectly, or by favoring third parties to do so.

In case the Company wish to hire KPMG’s audit services, and provided that there are no impediments for said hiring, KPMG shall perform the services in compliance with this offer and pursuant to the standards set forth by applicable legislation and the statutory procedures issued by organizations regulating the Company’ activities, as well as by Brazilian professional agencies, upon employment of qualified professionals, in a sufficient number, for whom the Company shall provide with the adequate, necessary and essential infrastructure for the enforcement of the service.

B - Property and use of results

In order to improve our services, we create, acquire or own several concepts, methodologies and techniques, templates, standards, software, operator interfaces or screen designs, advisory tools in general and software with methods, logics and coherence regarding systems operation (jointly referred to as "KPMG Property"). We hold all the right of KPMG Property. Accordingly, there shall be no interest or right over said property by the Company. Furthermore, regardless of the acceptance of this offer by the Company, we shall be free to offer services of whatsoever type to any other party, in the manner we deem suitable, and we may use KPMG Property for that purpose. We acknowledge that KPMG Property shall not include any of the classified information from the Company, neither their tangible or intangible property, and we shall not have any rights over the Company’s property.

The acceptance hereof shall imply in the acknowledgment and consent by the Company that any other advice, recommendations and/or information provided by us regarding this offer, shall be for their confidential use. Except as provided for by the law or in cases where the product we delivered has as purpose the disclosure to third parties, the Company shall not expose or grant access to said advice, recommendations, information, as well as to the result of the work, to third parties, neither shall they summarize or refer to said advice, recommendations and/or information nor to the result of the work or to the content of the documents which grounded our hiring, including hereof, unless upon previous and express valid consent from us. Therefore, the Company undertakes to award damages, defend and secure us from and against any liabilities summoned against KPMG, by any third parties, resulting from the undue use, possession or disclosure.

Professional services rendering offer	5

The Company undertakes to previously and expressly consult with us about any intentions of disclosing any material made available by us to third parties, due to or as a result of the services hereof or the total or partial reproduction thereof, and to make available the material to be disclosed, in writing, at that time of the consultation so that we may have means to appraise and issue an opinion, exclusively according to the ethical and legal principles to which we are subject by internal, statutory and legal conventions.

Moreover, we clarify for due purposes that "the audit of the financial statements constitutes a set of technical procedures which has as a purpose the issuance of a report about its compliance, pursuant to the Key Accounting Principles and the Brazilian Accounting Standards, and, where applicable, to specific legislation" and that "the independent public accountant’s report has as limits, the very purposes of the audit for the financial statements and does not state, therefore, a guarantee of future feasibility of the entity or any type of affidavit regarding the efficiency of the senior management in relation to business management".

In order not to have this legal limit in the auditor’s opinion infringed, in a clear opposition to the standard, this shall not be combined, incorporated or associated to other documents or certain groups of information which extrapolate those which are integral part of the audited financial statements, as there may occur, for instance, in cases where the auditor’s opinion is inadequately incorporated to leaflets for offer of securities.

Therefore, in cases of offer of securities to the public, the auditor shall consider any relevant legal requirement, applicable in all jurisdictions where the securities are being offered. For instance, the auditor may be compelled to enforce additional auditing procedures until the date of the final offer document, or on a date close to the effective date of the final offer document. Likewise, there must be included the reading of the offer document in order to evaluate if other information contained in said document are not inconsistent with the accounting information to which the auditor is related.

Furthermore, the Securities Commission (CVM) provides for that independent public accountants, in the enforcement of their activities within the scope of the securities market, in case they verify any significant irregularity which has or may have significant implications in the audited entity operations, shall inform said fact to CVM, in writing, within the statutory term (CVM Ruling n° 308/99, art. 25).

In view of the foregoing ground, the auditors' report and the other documents and materials we issue for the Company, as a result of this hiring, may not be referred to or used within the scope of any securities offer, of whatsoever type, in any place or otherwise inappropriate, especially in view of the clarifications in this section.

Therefore, in case the Company wish to use the auditors' report or other documents issued due to this hiring for any of the hypothesis referred to in the previous paragraph, they shall previously consult with us within a reasonable advance period so that we may discuss and, whenever possible, agree upon any additional audit procedures, as well as the corresponding fees, which shall make it feasible the regular use of said documents for the intended purpose by the Company.

C - Working papers

During the enforcement of the audit services, we shall have access to verbal and written information, documents and data in general, which shall be recorded and files, if necessary, in electronic means, being the Company responsible for their upkeep, for the legal term, of all accounting records and other documents which support commercial and tax records. Even so, pursuant to the professional legal and statutory standards from the several technical areas required for the enforcement of the services hereof, aiming at documenting significant aspects, if necessary, we may hold and keep in our files, copies and notes of all the verbal and written information, documents and data in general, including classified information which may be made available to us as a result or due to the contracted services rendering.

D - Confidentiality

The Company, upon accepting this offer, acknowledge its validity, and agree with its terms, and, therefore, undertake, as well as KPMG, to act in a manner so that all the information provided by one party (Disclosing Party) to the other (Receiving Party), regarding the service agreed upon hereby, shall be received in confidentiality, used only for the purposes of the enforcement of the auditing services and that no classified information is disclosed by the Receiving Party neither by its agents or personnel without previous consent in writing from the Disclosing Party.

Professional services rendering offer	6

The liability of confidentiality is not applicable to the information which: (i) is already known by the Receiving Party without liability of confidentiality on the occasion of disclosure by the Disclosing Party; (ii) is public domain or become public domain without infringement to this offer; (iii) is legally received from third parties who are not subject to commitments or agreements of confidentiality with the Disclosing Party; (iv) is developed independent from the Receiving Party, not using classified information from the Receiving Party; (v) is disclosed, without similar restrictions, to third parties, by the Disclosing Party; (vi) is approved by the Disclosing Party for disclosure, or is no longer deemed by the Disclosing Party as being classified information; (vii) has its disclosure required pursuant to the law, by relevant authority or professional standard; or (viii) needs to be disclosed so that the Receiving Party may defend itself, in case of initiation of an administrative, arbitral or judicial procedure against it.

The Company hereby authorizes KPMG to share classified information with other KPMG International’s member firms, before, during and after the rendering of the services agreed upon, provided that these undertake to observe the confidentiality of the classified information.

We inform that we may be requested to grant access and/or to supply with copies o four working papers which have served as a basis for the issuance of our quarterly statements review report or the auditors' report, compliant to the scope set forth herein, to the inspection of regulating organizations to which the Company are subordinate, due to their activity or the fact of being an open capital entity.

Upon the occurrence of any request, you shall be previously informed, so that you may adopt the measures you deem appropriate for the protection of your interests. The mere non-authorization, not being grounded on judicial protection shall not be enough to prevent the fulfillment of the resolution from said authority.

In case one of the parties receives a summons or another administrative or judicial demand validly issued, requesting the disclosure of the classified information from the other party, said party shall immediately issue a warning notice about said request in writing to the other party, in order to allow it to search for a protection order. As soon as the summoned party to disclose said information provides the notice, this party shall be entitled to submit to said request to the extent as provided for by the law or established in said request, being subject to any protection order or any other similar which is valid and effective that the affected party regarding the confidentiality of the information may obtain.

E - Use of electronic mail

KPMG’s Information Security policy observes the practices enforced by the market (except encryption); however, KPMG does not take any responsibility for damages resulting from electronic communication. During the contractual relation set forth based on this document, KPMG may communicate with the Company by means of electronic mail or send documents by electronic means. The Company accepts the risks inherent to these communication means (including the risk of de interception or unauthorized access to said communications, the risk of corruption of said communications and the risks of virus or other harmful devices, which are likely to occur, despite the security policy in force at KPMG) and agrees that only the final versions of the documents and the information sent by KPMG shall be deemed as valid by the Company. KPMG shall only be responsible for the original content kept in its records. The undue use of said information by third parties shall not KPMG’s responsibility.

F - Termination

The non-compliance of any condition set forth herein, as well as the enforcement of its purpose in disagreement with the provisions agreed upon, shall entitle the aggrieved party to terminate it upon express notice to the infringing party, with an advance period of ten business days.

Besides this hypothesis, the contractual relation may be terminated in the cases as follows:

a. Amendment of the articles of incorporation or by-laws or change of purpose or company structure of the parties which adversely affect the enforcement of this agreement.

b. Assignment of the rights and/or liabilities relevant to this offer without previous and express authorization from the other party.

Professional services rendering offer	7

c. Repeated failures duly registered and attested by the parties.

d. In case any of the parties wishes to do so, upon communication with an advance period of 30 days.

This document shall be automatically terminated in case of bankruptcy, judicial or extrajudicial recovery, intervention or dissolution of any of the parties.

Whatever are the grounds and the origin of the termination, without prejudice to the applicable penalties, Petróleo Brasileiro S.A. – Petrobras undertake to reimburse all the expenses incurred by us until the date of the effective termination, as well as the payment of the service performed until the same date.

Exceptionally, the agreement set forth with the acceptance of this offer may be terminated in the event a supervening fact is verified, due to national or international standards, which imply in the impediment to the continuation of the work.

The conditions contained in this offer shall be valid for 30 (thirty) business days, counted as of its issuance.

In case the Company desires to hire KPMG Auditores Independentes’ services, the acceptance of this offer shall be stated upon returning a copy thereof, duly executed by its representative, with initials in all pages hereof.

In case Petróleo Brasileiro S.A. – Petrobras fails to demonstrate their interest in the manner as described hereinbefore, but authorize the beginning of the service rendering contemplated hereof, either verbally or in writing e without expressly stating any restrictions to the terms and conditions hereof, said act shall state the Petróleo Brasileiro S.A. – Petrobras ’ implicit adhesion to all the terms and conditions set forth herein and, therefore, the contractual relation which shall be established between the parties shall be deemed as adequate, by all means, as provided for hereof.

Upon the receipt of your confirmation, we shall start planning the work, so that we may assign as many workers as possible to the service of the Company.

By these presents, Petróleo Brasileiro S.A. – Petrobras agrees with the terms contained herein and hire KPMG Auditores Independentes to perform the works described herein, pursuant to the conditions submitted hereof. This instrument revokes all previous understandings and agreements between the parties about the matter contemplated hereof. Any amendment to the terms hereof shall be done formally, in writing, and shall only enter into force if the document is duly executed by the parties’ authorized representatives.

G - Legal entity’s logotype

For the purposes of presentation, KPMG is entitled to use the Company's name and logotype, as well as similar brands in reports and in presentations related to projects developed by the Company.

For the purposes of marketing and publication or service negotiation (and/or for the purposes of presentation to the customer or for internal use), KPMG and KPMG International’s member firms may disclose the fact that they are rendering services to the Company, identifying it by its name and/or by its logotype and only making reference to the general nature or category of the services and any details which shall legally become public domain.

Professional services rendering offer	8

The contract agreed upon as provided for in this offer shall be governed and construed in compliance with the laws of the Federative Republic of Brazil, and the jurisdiction to settle any disagreement of whatsoever type between KPMG and Petróleo Brasileiro S.A. – Petrobras, by mutual and irrevocable agreement, shall be the jurisdiction of the Circuit Court of the City of Rio de Janeiro, in the State of Rio de Janeiro.

Approval date: October 03, 2011

Signature:

Name: Jose Alcides Santoro Martins

Title: Executive Manager

Professional services rendering offer	9

ANNEX I - PRICE FORMATION EXHIBIT

Category	Quantity/ technicians	Total of hours	Hours Unit Price R$	Total amount R$
Partner/Manager	3	6	636.80	1,316.00
Manager	3	6	480.39	2,895.00
Seniors	2	19	261.42	4,941.00
Assistants	4	27	149.70	4,008.00
Total	12	54	244.77	13,160.00

Professional services rendering offer	10

ANNEX II - CONTRACTUAL AMOUNTS STATEMENT
Petróleo Brasileiro S.A. – Petrobras

			Quant x Unit Price
Services	Quantity/Unit	Unit Price R$	Partial price R$
Book value appraisal on the base date of August 31, 2011 over the net assets of Termorio S.A. -Termorio, pursuant to the appraisal criteria provided in the Auditing Standards and Procedures 14 -NPA14.	1

	Appraisal	13,160.00	13,160.00

		Total	13,160.00

Professional services rendering offer	11

Contact

Bernardo Moreira Peixoto Neto
Partner
+55 (21) 3515-9413
bmoreiraelkpmg.com.br

Milena dos Santos Rosa
Manager
+55 (21) 3515-9217
mrosa@kpmg.com.br

www.kpmg.com/BR

© 2011 KPMG Auditores Independentes. A Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

This offer was prepared by KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms, affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG International does not provide services to clients. This offer is strictly confidential and was prepared exclusively for internal use by Petróleo Brasileiro SA – Petrobras, in order to provide it with enough information to take the decision of hiring or not KPMG Auditores Independentes’ services. This document may not be disclosed, commented or copied, in its entirety of in part, without our previous written consent. Any disclosure beyond that allowed as provided for herein may adversely affect KPMG Auditores Independentes’ business interests. KPMG holds the property hereof, including copyright and all the other intellectual property rights.

KPMG and the KPMG’s logotype are trademarks of KPMG International

EXPLANATION TO THE SHAREHOLDERS

ITEM II

ELECTION OF MEMBER OF BOARD OF DIRECTORS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby submits, in relation to the Election of Member of Board of Directors, item “II” of the Agenda of the Extraordinary General Meeting to be held at Dec 19, 2011, the following information to the Shareholders:

On October 03, 2011, the Company informed the market, by means of Material Fact, the resignation of Mr. Fabio Colleti Barbosa from the position of member of the Board of Directors of Petrobras. The mentioned director was elected by the Company’s minority shareholders by separate voting held on the Ordinary General Meeting of April 28, 2011.

In view of the vacancy of the position, and in compliance to the provisions of articles 150 of Act 6.404 of December 15, 1976 and article 25 of Company’s by-laws, the Board of Directors of Petrobras, at a meeting held on October 28, 2011, indicated Mr. Josué Christiano Gomes da Silva as substitute director, which was reported to the market in the very same day.

As provided in the aforementioned articles, Mr. Josué Christiano Gomes da Silva shall serve as a member until the holding of such General Meeting, when a new member of the Board of Directors shall be elected by minority shareholders of Petrobras.

We further inform that, according to the provisions of paragraph 3 of of Act 6.404 of December 15, 1976, the director elected in this Extraordinary General Meeting shall carry off the management term of the replaced director.

José Sergio Gabrielli de Azevedo
President of Petrobras

PETROBRAS
PETROBRAS
PETROBRAS

PETROBRAS

www.petrobras.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.